                                                  Registration No. 333-83010

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


                          ----------------------------

                        NATIONWIDE VLI SEPARATE ACCOUNT-4
                              (EXACT NAME OF TRUST)


                         Pre-Effective Amendment No. 1

                          ----------------------------

                        NATIONWIDE LIFE INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
              (EXACT NAME AND ADDRESS OF DEPOSITOR AND REGISTRANT)

                               PATRICIA R. HATLER
                                    SECRETARY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)


                          ----------------------------


Approximate date of proposed public offering: (Upon the effective date of this Registration Statement. May 20, 2002 requested.)


The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 ITEM                                                            CAPTION IN PROSPECTUS

 1.....................................................................Nationwide Life Insurance Company
                                                                       The Variable Account
 2.....................................................................Nationwide Life Insurance Company
 3.....................................................................Custodian of Assets
 4.....................................................................Distribution of the Policies
 5.....................................................................The Variable Account
 6.....................................................................Not Applicable
 7.....................................................................Not Applicable
 8.....................................................................Not Applicable
 9.....................................................................Legal Proceedings
10.....................................................................Information About the Policies; How the Cash Value
                                                                       Varies; Right to Exchange for a Fixed Benefit
                                                                       Policy; Reinstatement; Other Policy Provisions
11                                                                     Investments of the Variable Account
12.....................................................................The Variable Account
13.....................................................................Policy Charges
                                                                       Reinstatement
14.....................................................................Underwriting and Issuance - Premium Payments,
                                                                       Minimum Requirements for Issuance of a Policy
15.....................................................................Investments of the Variable Account; Premium
                                                                       Payments
16.....................................................................Underwriting and Issuance - Allocation of Cash Value
17.....................................................................Surrendering the Policy for Cash
18.....................................................................Reinvestment
19.....................................................................Not Applicable
20.....................................................................Not Applicable
21.....................................................................Policy Loans
22.....................................................................Not Applicable
23.....................................................................Not Applicable
24.....................................................................Not Applicable
25.....................................................................Nationwide Life Insurance Company
26.....................................................................Not Applicable
27.....................................................................Nationwide Life Insurance Company
28.....................................................................Company Management
29.....................................................................Company Management
30.....................................................................Not Applicable
31.....................................................................Not Applicable
32.....................................................................Not Applicable
33.....................................................................Not Applicable
34.....................................................................Not Applicable
35.....................................................................Nationwide Life Insurance Company
36.....................................................................Not Applicable
37.....................................................................Not Applicable


N-8B-2 ITEM                                                            CAPTION IN PROSPECTUS

38.....................................................................Distribution of the Policies
39.....................................................................Distribution of the Policies
40.....................................................................Not Applicable
41(a)..................................................................Distribution of the Policies
42.....................................................................Not Applicable
43.....................................................................Not Applicable
44.....................................................................How the Cash Value Varies
45.....................................................................Not Applicable
46.....................................................................How the Cash Value Varies
47.....................................................................Not Applicable
48.....................................................................Custodian of Assets
49.....................................................................Not Applicable
50.....................................................................Not Applicable
51.....................................................................Summary of the Policies;
                                                                       Information About the Policies
52.....................................................................Substitution of Securities
53.....................................................................Taxation of the Company
54.....................................................................Not Applicable
55.....................................................................Not Applicable
56.....................................................................Not Applicable
57.....................................................................Not Applicable
58.....................................................................Not Applicable
59.....................................................................Financial Statements

TABLE OF CONTENTS




- What should I know about this and other variable life insurance products before purchasing a variable life insurance policy?
- How can I obtain additional information about Nationwide and this variable life insurance policy?

GLOSSARY OF SPECIAL TERMS.......................................................

POLICY EXPENSES.................................................................

-  How much does this variable life insurance policy cost?

INVESTMENT OPTIONS..............................................................

- What underlying mutual funds are available in this variable life insurance policy and how much does each fund cost, after expense reimbursement?
-  What are the underlying mutual fund expenses before expense reimbursement?
-  Are there any other investment options available to me?

MORE INFORMATION ABOUT THIS POLICY .............................................

-  Are there riders available to added to the policy?
- Ok. Now that I know a little more about where I can invest my money, describe this policy in detail.
-  Are there any criteria for purchasing this policy?
-  What is the minimum amount of premium you will accept?
- Tell me more about the charges I must pay in order to make sure a death benefit is paid if the insured dies.

RIGHT TO CANCEL.................................................................

- What if I decide I don't want this policy after I purchase it?

ALLOCATION OF PREMIUM PAYMENTS..................................................

- I've decided I want to purchase this policy. What happens after I send in my initial premium payment?
- When will my premium payments be allocated to my requested sub-account options?

VALUING ACCOUNT VALUES..........................................................

- Once my premium payments can be applied to my policy, how much can my premium purchase?

TRANSFERRING ALLOCATIONS........................................................

-  May I make transfers between investment options? o How do I make transfers?

CASH VALUE AND SURRENDERS.......................................................

-  Does my policy have any value besides death benefit value?
-  What if I want to take a partial or total surrender? What happens next?
-  Will partial surrenders have any effect on my policy's cash value?
-  Will I have to pay taxes on any amounts surrendered?

POLICY LOANS....................................................................

-  May I take a loan against my policy?
-  Will my loan have any effect on investment performance?
-  What about interest?
-  Will a loan have any effect on my death benefit amount or cash value amount?
-  When and how do I make loan repayments?

DEATH BENEFIT...................................................................
-  Do I have a choice of death benefit options?
-  May I ever change the specified amount after my policy is issued?
-  May I change my death benefit option after my policy is issued?
-  What happens once the last surviving insured dies?

-  How is the death benefit distributed?
-  Earlier you mentioned a maturity date. What is the maturity date?
- What if I don't want to get paid the policy's cash value on the maturity date? May I extend the maturity date?

ASSIGNMENT......................................................................

-  May I ever assign my policy?

POLICY LAPSE AND REINSTATEMENT..................................................

-  Can my policy ever lapse and what happens if it does?

PERIODIC INFORMATION............................................................

-  Will I ever receive periodic information from you about my policy?

POLICY OWNER AND BENEFICIARY....................................................

- Tell me more about my rights as policy owner as well as the rights of the beneficiary. Do the insureds have any rights under the policy if I am not one of the insureds?

TAX INFORMATION.................................................................

- Tell me more about how my life insurance policy is taxed. What should I look out for?

MORE INFORMATION ABOUT NATIONWIDE...............................................

-  Tell me a little more about Nationwide and the variable account.

OTHER GENERAL INFORMATION.......................................................

-   Legal Considerations
-   State Regulation
-   Advertising
-   Legal Proceedings

-   Independent Certified Public Accountants....................................

-   Registration Statement
-   Who is the general distributor (principal underwriter) for this policy?
-   How are the policies sold (distributed)?

APPENDIX A: OBJECTIVES FOR THE UNDERLYING MUTUAL FUNDS..........................


APPENDIX B: ILLUSTRATIONS OF CASH VALUES, CASH SURRENDER VALUES, AND DEATH
    BENEFITS ...................................................................

APPENDIX C: PERFORMANCE SUMMARY INFORMATION.....................................

                        NATIONWIDE LIFE INSURANCE COMPANY

    Last Survivor Flexible Premium Variable Universal Life Insurance Policies

             Issued by Nationwide Life Insurance Company through its
                       Nationwide VLI Separate Account-4


                     The date of this prospectus is May 22, 2002.

--------------------------------------------------------------------------------

WHAT SHOULD I KNOW ABOUT THIS AND OTHER VARIABLE LIFE INSURANCE PRODUCTS BEFORE PURCHASING A VARIABLE LIFE INSURANCE POLICY?

Variable life insurance policies are complex products with unique benefits and advantages that may be particularly useful for certain individuals with life insurance and estate planning needs. There are, however, costs and charges associated with benefits that variable life insurance products provide - costs and charges that may not be present in term or universal life insurance policies, as well as other investment products such as mutual funds or annuities. With help from a financial consultant, you are encouraged to evaluate your particular needs - whether estate planning, investment or otherwise - in order to determine if a variable life insurance policy is the right financial instrument to meet your needs. This process will aid you in determining whether the purchase of the variable life insurance policy described in this prospectus is consistent with your goals, risk tolerance, time horizon, family situation, tax situation and other personal needs.

THIS PROSPECTUS CONTAINS BASIC INFORMATION YOU SHOULD KNOW ABOUT THIS VARIABLE LIFE INSURANCE POLICY BEFORE INVESTING. PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE.

The life insurance policies offered by this prospectus are last survivor flexible premium variable universal life insurance policies (last survivor flexible premium variable adjustable life insurance policies in Puerto Rico). They provide flexibility to vary the amount and frequency of premium payments. A cash surrender value may be offered if you terminate your policy during the lifetime of either of the insureds.

The purpose of this policy is to provide life insurance protection for the beneficiary named in the policy. No claim is made that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

The death benefit and cash value of this policy may vary to reflect the experience of the Nationwide VLI Separate Account-4 (the "variable account") or the fixed account, depending on how premium payments are invested.



PLEASE REMEMBER THAT THIS POLICY:

-  IS NOT A BANK DEPOSIT
-  IS NOT FDIC INSURED
-  IS NOT INSURED OR ENDORSED BY A BANK OR ANY FEDERAL GOVERNMENT AGENCY
-  IS NOT AVAILABLE IN EVERY STATE
-  MAY GO DOWN IN VALUE

You assume certain risks when investing in the policies, including the risk of losing money.

We guarantee to keep your policy in force so long as minimum premium requirements have been met. We guarantee the death benefit for as long as your policy is in force. The cash surrender value is not guaranteed. Your policy will lapse if the cash surrender value is insufficient to cover policy charges.

Benefits described in this prospectus may not be available in every jurisdiction
- please refer to your policy for specific benefit information.

This prospectus is not an offering in any jurisdiction where such offering may not lawfully be made.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

HOW CAN I OBTAIN ADDITIONAL INFORMATION ABOUT NATIONWIDE AND THIS VARIABLE LIFE INSURANCE POLICY?

For general information or to obtain FREE copies of the:

   - prospectus, annual report or semi-annual report for any underlying mutual fund; and
   -  any required forms,

call:             1-800-547-7548
     TDD          1-800-238-3035

or write:

     NATIONWIDE LIFE INSURANCE COMPANY
     P.O. BOX 182150
     COLUMBUS, OHIO 43218-2150

Material incorporated by reference in this prospectus can be found on the SEC website at:

                                   www.sec.gov

Information about this and other Best of America products can be found on the worldwide web at:

                              www.bestofamerica.com

GLOSSARY OF SPECIAL TERMS


ATTAINED AGE- The insured's age on the policy date, plus the number of full years since the policy date.

ACCUMULATION UNIT- An accounting unit of measure used to calculate the cash value of the variable account.

AVERAGE ISSUE AGE - The arithmetic average of the ages of the two insureds at the policy issuance.

BENEFICIARY- The person to whom death benefit proceeds are paid.

CASH VALUE- The sum of the value of all variable account accumulation units attributable to your policy plus amounts credited to the fixed account and your policy loan account, if any.

FIXED ACCOUNT- An investment option, which is funded by the general account of Nationwide.

GENERAL ACCOUNT- All assets of Nationwide other than those of the variable account or in other separate accounts that have been or may be established by Nationwide.


GUIDELINE LEVEL PREMIUM- The level annual premiums required to mature the policy under reasonable mortality and expense charges with an annual effective interest rate of 5%. It is calculated pursuant to Rule 6e-3(T) of the Investment Company Act of 1940. The SEC has neither approved nor disapproved the accuracy of any calculation using the guideline level premium.


INSUREDS- The two people whose lives are covered by this policy.

MATURITY DATE- The policy anniversary on or following the younger insured's 100th birthday.

MINIMUM REQUIRED DEATH BENEFIT- The lowest death benefit that will qualify the policy as life insurance under Section 7702 of the Internal Revenue Code.

NATIONWIDE- Nationwide Life Insurance Company. "We", "our" and "us" refer to Nationwide.

NET AMOUNT AT RISK- The death benefit minus the cash value. On the monthly anniversary date, the net amount at risk is the death benefit minus the cash value prior to subtraction of the base policy cost of insurance charge (which consists of the administrative charge, per unit charge, and Mortality and Expense Risk fee).

NET PREMIUMS- The actual premiums minus the percent of premium charges. The percent of premium charges are shown on the policy data page.

POLICY OWNER- The policy owner has all rights under this policy. The policy owner is the person or entity whose name is on the application unless later changed. "You" or "your" refer to the policy owner.

SPECIFIED AMOUNT- The dollar amount used to determine the death benefit of your policy. Your specified amount is listed on your policy data page.

SUB-ACCOUNTS- Divisions of the variable account to which underlying mutual fund shares are allocated and for which accumulation units are separately maintained.

VALUATION PERIOD- Each day the New York Stock Exchange is open.

VARIABLE ACCOUNT- Nationwide VLI Separate Account-4, a separate account of Nationwide that contains variable account allocations. The variable account is divided into sub-accounts, each of which invests in shares of a separate underlying mutual fund.

POLICY EXPENSES

HOW MUCH DOES THIS VARIABLE LIFE INSURANCE POLICY COST?

There are certain charges associated with the policy, in addition to those charges assessed by the underlying mutual funds. Below is a summary of those charges. A detailed summary of the charges assessed to your individual policy can be found on the policy data page that is issued with your policy.

SOME CHARGES ARE TAKEN MONTHLY.  THOSE CHARGES ARE:

THE MORTALITY AND EXPENSE RISK CHARGE

The amount charged for mortality and expense risks depends on how long you have owned your policy.

- For policy years 1-15, a charge at an annualized rate of 0.80% of the policy's variable account assets are assessed on each monthly anniversary day.

- For policy years 16 and after, a charge at an annualized rate of 0.30% of the policy's variable account assets are assessed on each monthly anniversary day.

PER $1,000 OF SPECIFIED AMOUNT CHARGE...............................................maximum of $0.40  per $1,000 of specified amount
     (This charge is assessed monthly during the first three policy years only)

MONTHLY POLICY EXPENSE CHARGE.................................................................................... a maximum of $7.50

COST OF INSURANCE CHARGE...............................................................................varies based on insurability.

SOME CHARGES ARE TAKEN AS A RESULT OF AN ACTION TAKEN BY YOU. FOR INSTANCE, A SURRENDER CHARGE IS ASSESSED IF YOU SURRENDER A PART OR ALL OF YOUR POLICY PRIOR TO THE END OF THE SURRENDER PERIOD. THE CHARGES THAT FALL WITHIN THIS CATEGORY
ARE:

MAXIMUM SURRENDER CHARGE.................................................22.50% multiplied by the lesser of (a) or (b), where:


                                                         (a) = the Guideline Level Premium;; and


                                                         (b) = premiums paid during the first two policy years

                                                         Plus (c) multiplied by (d) where:

                                                         (c) = the specified amount divided by 1,000; and

                                                         (d) = the administrative target component as illustrated by Chart 1 below;
                                                             this factor allows the company to account for the probability
                                                             (at various ages) that death will occur and no CDSC will be recouped.




CHART 1

        AVERAGE ISSUE AGE             ADMINISTRATIVE TARGET
                                           COMPONENT
       -------------------            ---------------------
         21 through 39                        4.00

         40 through 49                        6.00

         50 through 59                        7.00

         60 through 85                        8.00

MAXIMUM PREMIUM LOAD....................................................................................7.50% for policy years 1-15
                                                                                     (for policy years 16 and after, the
                                                                                    maximum premium load is guaranteed to
                                                                                    never exceed 6.00%)

PARTIAL SURRENDER PROCESSING FEE (PER PARTIAL SURRENDER)...............................lesser of $25 or 2% of the amount surrendered



IF YOU DECIDE TO TAKE A LOAN, INTEREST IS APPLIED TO THE LOANED AMOUNT. THE
AMOUNT OF INTEREST APPLIED IS GUARANTEED NEVER TO BE GREATER THAN THE PERCENTAGE
SHOWN BELOW.



INTEREST ASSESSED ON LOANED AMOUNTS.............................................................................................4.5%



DETAILED DESCRIPTIONS OF EACH CHARGE SHOWN ABOVE CAN BE FOUND LATER IN THIS PROSPECTUS.

INVESTMENT OPTIONS

Not all investment options are available in all states.
WHAT UNDERLYING MUTUAL FUNDS ARE AVAILABLE IN THIS VARIABLE LIFE INSURANCE POLICY AND HOW MUCH DOES EACH FUND COST, AFTER EXPENSE REIMBURSEMENT?

The following underlying mutual funds are available under the policies:

                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES
       (AS A PERCENTAGE OF UNDERLYING MUTUAL FUND NET ASSETS AFTER EXPENSE
                                REIMBURSEMENTS)

                     To be added by Pre-Effective Amendment.



------------------------------------------------------------------------------------------------------------------------------------
                                                                       Management        Other         12b-1      Total Underlying
                                                                          Fees          Expenses        Fees         Mutual Fund
                                                                                                                      Expenses
------------------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc. - American Century VP          0.70%          0.00%         0.00%            0.70%
Income & Growth Fund: Class I

American Century Variable Portfolios, Inc. - American Century VP          1.26%          0.00%         0.00%            1.26%
International Fund: Class I

American Century Variable Portfolios, Inc. - American Century VP          1.00%          0.00%         0.00%            1.00%
Ultra Fund: Class I

American Century Variable Portfolios, Inc. - American Century VP          0.97%          0.00%         0.00%            0.97%
Value Fund: Class I

Dreyfus Investment Portfolios: Small Cap Stock Index: Service Shares      0.35%          0.00%         0.25%            0.60%

The Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares        0.75%          0.03%         0.00%            0.78%

Dreyfus Stock Index Fund, Inc.: Initial Shares                            0.25%          0.01%         0.00%            0.26%

Dreyfus Variable Investment Fund - Appreciation Portfolio: Initial        0.75%          0.03%         0.00%            0.78%
Shares

Federated Insurance Series - Federated Quality Bond Fund II:              0.55%          0.15%         0.00%            0.70%
Primary Shares

Fidelity VIP Equity-Income Portfolio:  Service Class                      0.48%          0.10%         0.10%            0.68%

Fidelity VIP Growth Portfolio:  Service Class                             0.58%          0.10%         0.10%            0.78%

Fidelity VIP High Income Portfolio:  Service Class                        0.58%          0.13%         0.10%            0.81%

Fidelity VIP Overseas Portfolio:  Service Class                           0.73%          0.20%         0.10%            1.03%

Fidelity VIP II Contrafund(R)Portfolio:  Service Class                    0.58%          0.10%         0.10%            0.78%

Fidelity VIP III Value Strategies Portfolio: Service Class                0.58%          0.26%         0.10%            0.94%

GVIT Comstock GVIT Value Fund: Class I                                    0.79%          0.28%         0.00%            1.07%


GVIT Dreyfus GVIT Mid Cap Index Fund: Class I                             0.50%          0.26%         0.00%            0.76%


GVIT Federated GVIT High Income Bond Fund: Class I                        0.75%          0.28%         0.00%            1.03%

GVIT Gartmore GVIT Emerging Markets Fund: Class I                         1.15%          0.21%         0.00%            1.36%

GVIT Gartmore GVIT Global Financial Services Fund: Class I                1.00%          0.26%         0.00%            1.26%

GVIT Gartmore GVIT Global Health Sciences Fund: Class I                   1.00%          0.32%         0.00%            1.32%


        UNDERLYING MUTUAL FUND ANNUAL EXPENSES (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------------
                                                                       Management        Other         12b-1      Total Underlying
                                                                          Fees          Expenses        Fees         Mutual Fund
                                                                                                                      Expenses
------------------------------------------------------------------------------------------------------------------------------------
GVIT Gartmore GVIT Global Technology and Communications Fund: Class       0.98%          0.26%         0.00%            1.24%
I
GVIT Gartmore GVIT Global Utilities Fund: Class I                         0.80%          0.28%         0.00%            1.08%

GVIT Gartmore GVIT Government Bond Fund: Class I                          0.50%          0.25%         0.00%            0.75%

GVIT Gartmore GVIT Growth Fund: Class I                                   0.59%          0.25%         0.00%            0.84%

GVIT Gartmore GVIT International Growth Fund: Class I                     1.00%          0.33%         0.00%            1.33%

GVIT Gartmore GVIT Investor Destinations Conservative Fund                0.00%          0.36%         0.25%            0.61%

GVIT Gartmore GVIT Investor Destinations Moderately Conservative          0.00%          0.36%         0.25%            0.61%
Fund

GVIT Gartmore GVIT Investor Destinations Moderate Fund                    0.13%          0.20%         0.25%            0.58%

GVIT Gartmore GVIT Investor Destinations Moderately Aggressive Fund       0.10%          0.26%         0.25%            0.61%

GVIT Gartmore GVIT Investor Destinations Aggressive Fund                  0.07%          0.29%         0.25%            0.61%

GVIT Gartmore GVIT Money Market Fund: Class I                             0.38%          0.25%         0.00%            0.63%

GVIT Gartmore GVIT Nationwide Leaders Fund: Class I                       0.84%          0.41%         0.00%            1.25%

GVIT Gartmore GVIT Total Return Fund: Class I                             0.59%          0.25%         0.00%            0.84%

GVIT Gartmore GVIT U.S. Growth Leaders Fund: Class I                      0.90%          0.22%         0.00%            1.12%

GVIT Gartmore GVIT Worldwide Leaders Fund: Class I                        0.99%          0.26%         0.00%            1.25%

GVIT GVIT Small Cap Growth Fund: Class I                                  1.10%          0.28%         0.00%            1.38%

GVIT GVIT Small Cap Value Fund: Class I                                   0.86%          0.22%         0.00%            1.08%

GVIT GVIT Small Company Fund: Class I                                     0.93%          0.26%         0.00%            1.19%

GVIT J.P. Morgan GVIT Balanced Fund: Class I                              0.74%          0.27%         0.00%            1.01%

GVIT MAS GVIT Multi Sector Bond Fund: Class I                             0.75%          0.27%         0.00%            1.02%

GVIT Strong GVIT Mid Cap Growth Fund: Class I                             0.90%          0.27%         0.00%            1.17%

Janus Aspen Series - Capital Appreciation Portfolio: Service Shares       0.65%          0.01%         0.25%            0.91%

Janus Aspen Series - Global Technology Portfolio: Service Shares          0.65%          0.05%         0.25%            0.95%

Janus Aspen Series - International Growth Portfolio: Service Shares       0.65%          0.06%         0.25%            0.96%

Neuberger Berman AMT Guardian Portfolio                                   0.85%          0.14%         0.00%            0.99%

Neuberger Berman AMT Mid-Cap Growth Portfolio                             0.84%          0.07%         0.00%            0.91%

Neuberger Berman AMT Partners Portfolio                                   0.82%          0.05%         0.00%            0.87%

Oppenheimer Variable Account Funds - Oppenheimer Aggressive Growth        0.64%          0.04%         0.00%            0.68%
Fund/VA: Initial Class

Oppenheimer Variable Account Funds - Oppenheimer Capital                  0.64%          0.04%         0.00%            0.68%
Appreciation Fund/VA: Initial Class

Oppenheimer Variable Account Funds - Oppenheimer Global Securities        0.64%          0.06%         0.00%            0.70%
Fund/VA: Initial Class

Oppenheimer Variable Account Funds - Oppenheimer Main Street Growth       0.68%          0.05%         0.00%            0.73%
& Income Fund/VA: Initial Class

Strong Opportunity Fund II, Inc.                                          0.75%          0.35%         0.00%            1.10%

The Universal Institutional Funds, Inc. - Emerging Markets Debt           0.80%          0.37%         0.00%            1.17%
Portfolio

The Universal Institutional Funds, Inc. - U.S. Real Estate Portfolio      0.75%          0.35%         0.00%            1.10%



The expenses shown above are deducted by the underlying mutual fund before it provides Nationwide with the daily net asset value. Nationwide then deducts applicable variable account charges from the net asset value in calculating the unit value of the corresponding sub-account. The management fees and other expenses are more fully described in the prospectus for each underlying mutual fund. Information relating to the underlying mutual funds was provided by the underlying mutual funds and not independently verified by Nationwide.

WHAT ARE THE UNDERLYING MUTUAL FUND EXPENSES BEFORE EXPENSE REIMBURSEMENT?

Some underlying mutual funds are subject to fee waivers, expense reimbursements and/or custodial credits. The following chart shows what the expenses would have been for such funds without fee waivers, expense reimbursements or custodial credits.

                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES

        (as a percentage of underlying mutual fund net assets, before reimbursements and waivers)


------------------------------------------------------------------------------------------------------------------------------------
                                                                        Management        Other         12b-1      Total Underlying
                                                                           Fees         Expenses        Fees         Mutual Fund
                                                                                                                       Expenses
------------------------------------------------------------------------------------------------------------------------------------
Federated Insurance Series - Federated Quality Bond Fund II: Primary       0.60%          0.40%         0.25%           1.25%
Shares

GVIT Gartmore GVIT Investor Destinations Conservative Fund                 0.13%          0.43%         0.25%           0.81%

GVIT Gartmore GVIT Investor Destinations Moderately Conservative Fund      0.13%          0.42%         0.25%           0.80%

GVIT Gartmore GVIT Investor Destinations Moderately Aggressive Fund        0.13%          0.26%         0.25%           0.64%

GVIT Gartmore GVIT Investor Destinations Aggressive Fund                   0.13%          0.29%         0.25%           0.67%

GVIT Gartmore GVIT Nationwide Leaders Fund: Class I                        0.90%          0.41%         0.00%           1.31%

Strong Opportunity Fund II, Inc.                                           0.75%          0.65%         0.00%           1.40%

The Universal Institutional Funds, Inc. - Emerging Markets Debt            0.80%          0.37%         0.00%           1.17%
Portfolio

The Universal Institutional Funds, Inc. - U.S. Real Estate Portfolio       0.80%          0.35%         0.00%           1.15%
                                                                           -----          -----         -----           -----


No charge is assessed to you for income taxes incurred by us as a result of the operations of the sub-accounts. However, we reserve the right to assess a charge for income taxes against the sub-accounts of the variable account if income taxes are incurred.

YOU CAN FIND THE OBJECTIVES FOR EACH OF THE FUNDS LISTED ABOVE IN APPENDIX A. PLEASE TAKE A LOOK AT APPENDIX B IF YOU WOULD LIKE TO SEE THE MOST RECENT HISTORICAL PERFORMANCE FOR EACH OF THE FUNDS LISTED ABOVE.

ARE THERE ANY OTHER INVESTMENT OPTIONS AVAILABLE TO ME?

Yes. You may also invest in the fixed account option available in your policy. The fixed account is an investment option that is funded by assets of our general account. The general account contains all of our assets other than those in this and our other separate accounts. The general account is used to support our annuity and insurance obligations and may contain compensation for mortality and expense risks. The general account is not subject to the same laws as the variable account and the SEC has not reviewed material in this prospectus relating to the fixed account. However, information relating to the fixed account is subject to federal securities laws relating to accuracy and completeness of prospectus disclosure.

Premiums will be allocated to the fixed account as elected by you, subject to the limits disclosed in this prospectus.

The investment income earned by the fixed account will be allocated to the policies at varying guaranteed interest rate(s) depending on the following categories of fixed account allocations:

- Portfolio Rate - The rate credited on the fixed account net of policy loans. This rate is a weighted average of all investments in the fixed account made over time at different rates of return and is subject to change based on market conditions. The Dollar Cost Averaging Rate is the same as the Portfolio Rate.

- Renewal Rate - The rate available for maturing fixed account allocations which are entering a new guarantee period. You will be notified of this rate in a letter issued with the quarterly statements when any of the money in your fixed account matures. At that time, you will have an opportunity to leave the money in the fixed account and receive the Renewal Rate or you can move the money to any of the sub-accounts.

   - Enhanced Dollar Cost Averaging Rate - From time to time, we may offer a more favorable rate for an initial premium into a new policy when used in conjunction with an enhanced dollar cost averaging program.

All of these rates are subject to change on a daily basis; however, once applied to the fixed account, the interest rates are guaranteed until the end of the calendar quarter during which the 12 month anniversary of the fixed account allocation occurs.

Credited interest rates are annualized rates - the effective yield of interest over a one-year period. Interest is credited to your policy on a daily basis. As a result, the credited interest rate is compounded daily to achieve the stated effective yield.

The guaranteed rate for any premium payment will be effective for not less than twelve months. We guarantee that the rate will not be less than 3.0% per year.

Any interest in excess of 3.0% will be credited to fixed account allocations at our sole discretion. You assume the risk that interest credited to fixed account allocations may not exceed the minimum guarantee of 3.0% for any given year.

We guarantee that the fixed account value will not be less than the amount of the premium allocated to the fixed account, plus interest credited as described above, less any surrenders and any applicable charges.

MORE INFORMATION ABOUT THIS POLICY

ARE THERE RIDERS AVAILABLE TO BE ADDED TO THE POLICY?

Yes, the riders you currently can add to the policy are:

   -  Policy Split Option Rider
   -  Estate Protection Rider

NOT ALL RIDERS ARE AVAILABLE IN ALL STATES.

OK. NOW THAT I KNOW A LITTLE MORE ABOUT WHERE I CAN INVEST MY MONEY, DESCRIBE THIS POLICY IN DETAIL.

The policy described in this application meets the definition of "life insurance" as defined in Section 7702 of the Internal Revenue Code. We continually monitor this policy to make sure that it continues to meet the requirements of Section 7702.

If you purchase this policy, you will not be paid dividends from us. This policy is not a participating policy. It does not share in the profits or surplus earnings of Nationwide like traditional term or universal life insurance policies. In addition, any dividends paid by the underlying mutual funds will be automatically reinvested in that fund.

With variable life insurance policies, including the policy described in this prospectus, the cash value and the death benefit vary with the investment performance of the investment options you select, however, remember that the death benefit cannot fall below the amount you've specified, often called the "specified amount." The specified amount will be reflected on your policy data page.

In this policy, you request the amount of specified amount you feel you need upon the death of the last surviving named insured - such insured could be you or another named person. In return for our guarantee that a death benefit will be paid upon the death of the last surviving named insured while the policy is in force, you must deposit a minimum amount of premium, in addition to paying certain costs.

ARE THERE ANY CRITERIA FOR PURCHASING THIS POLICY?

Minimum requirements for policy issuance include:

-  The insureds must be between ages 21 and 85 inclusively;

- we may require satisfactory evidence of insurability (including a medical exam); and

-  you must specify a death benefit amount of at least $100,000.

WHAT IS THE MINIMUM AMOUNT OF PREMIUM YOU WILL ACCEPT?

The minimum amount of premium you must pay depends on how much life insurance you specify, however, each premium payment must be at least $50. The initial premium is payable in full at our home office or to our authorized agent.

TELL ME MORE ABOUT THE CHARGES I MUST PAY IN ORDER TO MAKE SURE A DEATH BENEFIT IS PAID IF BOTH INSUREDS DIE.

In order to make sure the policy does not lapse, you will need to pay the following charges:

-  Cost of Insurance Charge

-  Mortality and Expense Risk Charge

-  Per $1,000 of Specified Amount Charge

-  Monthly Policy Expense Charge

-  Premium Load

Each of the charges shown previously are discussed in further detail below.

COST OF INSURANCE CHARGE

We deduct a Cost of Insurance Charge from the cash value on a monthly basis. This charge is determined by multiplying the monthly cost of insurance rate by the net amount at risk (the death benefit minus the policy's cash value). This deduction is charged proportionately to the cash value in each sub-account and the fixed account, unless you elect otherwise.

If you elect to increase the specified amount (the amount used to calculate the death benefit), the net amount at risk will also increase. In order for us to support this increased risk, we will assess an additional Cost of Insurance Charge to the increase. The underwriting criteria, such as the insured's age and health, may be different at the time of the specified amount increase than at the time of application. Therefore, the monthly cost of insurance rate we use to calculate the Cost of Insurance Charge for the increase may be different than the rate we used to calculate the Cost of Insurance Charge for the initial specified amount.

Monthly cost of insurance rates will not exceed those guaranteed in the policy. Guaranteed cost of insurance rates are based on the 1980 Commissioners' Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). Guaranteed cost of insurance rates for policies issued on a substandard basis are based on appropriate multiples of the 1980 CSO. These mortality tables are sex distinct. In addition, separate mortality tables will be used for tobacco and non-tobacco.

MORTALITY AND EXPENSE RISK CHARGE

We assume certain risks for guaranteeing the mortality and expense charges. The mortality risk assumed under this policy is that the insureds may not live as long as expected. The expense risk assumed is that the actual expenses incurred in issuing and administering this policy may be greater than expected. In addition, we assume risks associated with the non-recovery of policy issue, underwriting and other administrative expenses due to policies that lapse or are surrendered in the early policy years.

In exchange for assuming the risks described above, we deduct a Mortality and Expense Risk Charge from the variable account on a monthly basis. For each policy in years 1-15, this charge is equal to an annualized rate of 0.80% of the policy's variable account assets on each monthly anniversary day. For policy years 16 and after, this charge is equal to an annualized rate of 0.30% of the policy's variable account assets on each monthly anniversary day. Mortality and Expense Risk Charge deductions will be charged proportionally to the cash value in each sub-account in which you invest unless you tell us otherwise.

PER $1,000 OF SPECIFIED AMOUNT CHARGE

We deduct a charge from the cash value on a monthly basis for the first three policy years only. The amount of the charge varies with the age of the younger insured at the time of policy issuance in accordance with the following chart which reflects the maximum per $1,000 of Specified Amount charge:

------------------ --------------- --------------- ---------------

     YOUNGER         CHARGE PER       YOUNGER        CHARGE PER
    ISSUE AGE        $1,000 OF       ISSUE AGE       $1,000 OF
                     SPECIFIED                       SPECIFIED
                       AMOUNT                          AMOUNT
------------------ --------------- --------------- ---------------

      21-25            $0.10           52-53           $0.26

       26              $0.11           54-55           $0.28

       27              $0.12           56-57           $0.30

       28              $0.13           58-59           $0.32

       29              $0.14             60            $0.33

       30              $0.15             61            $0.34

      31-38            $0.16             62            $0.35

       39              $0.17             63            $0.36

      40-45            $0.18             64            $0.37

      46-47            $0.20             65            $0.38

      48-49            $0.22             66            $0.39

      50-51            $0.24           67-85           $0.40



The following chart lists the charges we currently assess:

------------------ --------------- --------------- ---------------
     YOUNGER         CHARGE PER       YOUNGER        CHARGE PER
    ISSUE AGE        $1,000 OF       ISSUE AGE       $1,000 OF
                     SPECIFIED                       SPECIFIED
                       AMOUNT                          AMOUNT
------------------ --------------- --------------- ---------------
      21-26            $0.02           50-51           $0.14

      27-29            $0.03             52            $0.15

      30-33            $0.04             53            $0.16

      34-36            $0.05             54            $0.17

      37-38            $0.06             55            $0.18

      39-41            $0.07           56-57           $0.19

      42-43            $0.08             58            $0.20

      44-45            $0.09             59            $0.21

       46              $0.10           60-61           $0.22

       47              $0.11             62            $0.23

       48              $0.12           63-64           $0.24

       49              $0.13           65-75           $0.25

                                       76-85           $0.30


This charge is taken on each monthly anniversary day. This charge compensates us for sales expenses and expenses associated with underwriting, issuing and distributing the policy.

Sales expenses include actual expenses paid to the broker or agent who is servicing you.

Issue expenses include costs associated with the underwriting process.

MONTHLY POLICY EXPENSE CHARGE

We deduct a Policy Expense Charge from the cash value in the amount of $5.00 per month. This charge is guaranteed to never go above $7.50 per month. The Policy Expense Charge is taken proportionately against the sub-accounts of the variable account and the fixed account on each monthly contract anniversary day. The Monthly Policy Expense Charge compensates us for administrative expenses.

Administrative expenses include actual expenses related to the maintenance of the policies including account and record-keeping, and providing you with periodic reports.

Neither we nor Nationwide Investment Services Corporation (nor any of the affiliates of either) receive profits or other benefits not included in the charges described in this section.

MAXIMUM PREMIUM LOAD

We deduct a premium load from the cash value in the amount of 7.5% of premium payments for policy years 1-15 and 5.5% of premium payments for policy years 16 and after. The premium load is assessed monthly and is guaranteed not to exceed 6.0% of premium payments for policy years 16 and after.

The premium load compensates Nationwide for tax expenses including state premium and other state and local taxes as well as federal taxes imposed under Section 848 of the Internal Revenue Code. This charge is not a sales charge. The amount charged may be more or less than the amount actually assessed by the state in which you live.

RIGHT TO CANCEL

WHAT IF I DECIDE I DON'T WANT THIS POLICY AFTER I PURCHASE IT?

You may cancel the policy by returning it by the latest of:

-  10 days after receiving the policy;
-  45 days after signing the application; or
-  10 days after we deliver a Notice of Right of Withdrawal.

If you decide to cancel, the policy can be mailed to the registered representative who sold it you or returned directly to us. The cancellation will be effective as of the date the request to cancel is postmarked, or if you return the policy and the request to cancel directly to us, the date we receive the returned policy and request to cancel.

Returned policies are deemed void from the beginning. We will refund the amount prescribed by the state in which the policy was issued within 7 days after we receive the policy. (For policies issued in New York, we will refund any premiums paid.) The refunded amount will reflect the policy's investment experience from the time of issuance to the time of termination, as well as the deduction of any policy charges, unless the state in which the policy was issued requires another amount to be refunded.

In addition you may, at any time during the first 24 months after your policy is issued, submit a written request to us for an irrevocable one-time election to transfer all sub-account cash value to the fixed account. This right of conversion is subject to state availability.

ALLOCATION OF PREMIUM PAYMENTS

I'VE DECIDED I WANT TO PURCHASE THIS POLICY. WHAT HAPPENS AFTER I SEND IN MY INITIAL PREMIUM PAYMENT?

Initial premiums allocated to a sub-account on the application are allocated to the GVIT Gartmore GVIT Money Market Fund: Class I during the period in which you may cancel the policy, unless your state requires premiums to be allocated to the fixed account. (In New York, premiums are allocated to either the GVIT Gartmore GVIT Money Market Fund: Class I or the fixed account based on your election. If you make no election, premiums are allocated to the GVIT Gartmore GVIT Money Market Fund: Class I.) At the expiration of this period, the premiums are used to purchase shares of the underlying mutual funds you specified at net asset value for the respective sub-account(s).

Upon payment of the initial premium, temporary insurance may be provided. Issuance of continuing insurance coverage is dependent upon completion of all underwriting requirements, payment of the initial premium, and delivery of the policy while both insureds are still living.

Additional premium payments may be made at any time while the policy is in force, subject to the following conditions:

     - we may require satisfactory evidence of insurability before accepting any additional premium payment which results in an increase in the net amount at risk; and

     - premium payments in excess of the premium limit established by the IRS to qualify the policy as a contract for life insurance will be refunded.

Additional premium payments or other changes to the policy may jeopardize the policy remaining within the definition of "life insurance" as defined by the Internal Revenue Code. We will monitor premiums paid and other policy transactions and will notify you when we believe your policy may be in jeopardy of violating the life insurance guidelines.

We will send scheduled premium payment reminder notices to you according to the premium mode shown on your policy data page.

We allocate premium payments to the sub-accounts and/or the fixed account, as you instruct. All percentage allocations must be in whole numbers, and must be at least 1%. The sum of allocations must equal 100%. Future premium allocations may be changed by giving us written notice.

You may change the allocation of premiums or transfer cash value from one sub-account to another. Cash value transferred to the variable account from the fixed account, or between sub-accounts, will receive the accumulation unit value next determined after the transfer request is received. Premiums allocated to the fixed account at the time of application may not be transferred from the fixed account prior to the first policy anniversary.

WHEN WILL MY PREMIUM PAYMENTS BE ALLOCATED TO MY REQUESTED SUB-ACCOUNT OPTIONS?

Premium payments received by us in good order will be applied to the sub-accounts and/or fixed account within 2 business days of receipt. Premiums will not be used to purchase accumulation units when the New York Stock Exchange is closed or on the following nationally recognized holidays:

- New Year's Day                - Independence Day
- Martin Luther King, Jr. Day   - Labor Day
- Presidents' Day               - Thanksgiving
- Good Friday                   - Christmas
- Memorial Day

We will not use premiums to purchase accumulation units if:

   1) trading on the New York Stock Exchange is restricted;

   2) an emergency exists making disposal or valuation of securities held in the variable account impracticable; or

   3) the SEC, by order, permits a suspension or postponement for the protection of security holders.

Rules and regulations of the SEC will govern as to when the conditions described in (2) and (3) exist. If we are closed on days when the New York Stock Exchange is open, your cash value may be affected since you would not have access to your account.

VALUING ACCOUNT VALUES

ONCE MY PREMIUM PAYMENTS CAN BE APPLIED TO MY POLICY, HOW MUCH CAN MY PREMIUM PURCHASE?

The number of "units" your premium can purchase is determined primarily by policy charges and the net asset value of the underlying mutual funds as of the date your premium is allocated to those funds.

How we determine your Variable Account Value - Valuing an Accumulation Unit

Premium payments or transfers allocated to sub-accounts are accounted for in accumulation units. Accumulation unit values (for each sub-account) are determined by calculating the net investment factor for the underlying mutual funds for the current valuation period and multiplying that result with the accumulation unit values determined on the previous valuation period.

We use the net investment factor as a way to calculate the investment performance of a sub-account from valuation period to valuation period. For each sub-account, the net investment factor shows the investment performance of the underlying mutual fund in which a particular sub-account invests, including underlying charges assessed against that sub-account for a valuation period.

The net investment factor for any particular sub-account is determined by dividing (a) by (b) where:

a) is the sum of:

   1) the net asset value of the underlying mutual fund as of the end of the current valuation period; and

   2) the per share amount of any dividend or income distributions made by the underlying mutual fund (if the date of the dividend or income distribution occurs during the current valuation period).

b) is the net asset value per share of the underlying mutual fund determined as of the end of the immediately preceding valuation period.

We currently do not maintain a tax reserve with respect to the policies since income with respect to the underlying mutual funds is not taxable to us or the variable account. We do, however, reserve the right to adjust the calculation of the net investment factor to reflect a tax reserve should such income or other items become taxable to us. Based on the change in the net investment factor, the value of an accumulation unit may increase or decrease. Changes in the net investment factor may not be directly proportional to changes in the net asset value of underlying mutual fund shares because of the deduction of variable account charges.

Determining Fixed Account Value

We determine the value of the fixed account by:

   1) adding all amounts allocated to the fixed account; minus

   2) amounts previously withdrawn or transferred from the fixed account to the sub-accounts; plus

   3) any interest earned on the amounts allocated; minus

   4) charges deducted in accordance with the policy.

TRANSFERRING ALLOCATIONS

MAY I MAKE TRANSFERS BETWEEN INVESTMENT OPTIONS?

Yes. You may make transfers among investment options after your policy is issued provided you meet the criteria listed below.

Transfers from the Fixed Account to the Sub-Accounts

Fixed account allocations may be transferred to the sub-accounts only upon reaching the end of an interest rate guaranteed period. Normally, we will permit 100% of fixed account allocations to be transferred to the variable account. However, we may under certain economic conditions and at our discretion, limit the maximum transferable amount. In addition, we reserve the right to restrict transfers between the fixed account and the sub-accounts to one per policy year. Under no circumstances will the maximum transferable amount be less than 20% of the portion of cash value attributable to the fixed account as of the end of the previous policy year (subject to state restrictions). Those of you who have entered into dollar cost averaging agreements with us may transfer under the terms of that agreement.

Transfers of the fixed account allocations must be made within 30 days after reaching the end of an interest rate guarantee period.

Transfers to the Fixed Account

Transfers to the fixed account may not be made prior to the first policy anniversary or within 12 months of any prior transfer. We reserve the right to restrict the amount transferred to the fixed account to 25% of the portion of cash value attributable to the sub-accounts as of the close of business of the prior valuation period. In addition, we reserve the right to refuse a transfer to the fixed account if the fixed account value before the transfer is greater than or equal to 30% of your policy's cash value.

Transfers Among the Sub-Accounts

Allocations may be transferred among the sub-accounts once per valuation period.

Interest Rate Guarantee Period

The interest rate guarantee period is the period of time that the fixed account interest rate is guaranteed to remain the same. Within 30 days of the end of an interest rate guarantee period, transfers may be made from the fixed account to the sub-accounts. We will determine the amount that may be transferred and will declare this amount at the end of the guarantee period.

For new premium payments allocated to the fixed account, or transfers to the fixed account from the sub-accounts, this period begins on the date of deposit or transfer and ends on the one year anniversary of the deposit or transfer. The guaranteed interest rate period may last for up to 3 months beyond the 1 year anniversary because a guaranteed term ends on the last day of a calendar quarter.

During an interest rate guarantee period, transfers cannot be made from the fixed account and amounts transferred to the fixed account must remain on deposit.

Dollar Cost Averaging Program

Dollar Cost Averaging is a long-term transfer program that allows you to make regular, level investments over time. It involves the automatic transfer of a specified amount from the fixed account and/or certain sub-accounts into other sub-accounts. This program is not available in the State of New York. We do not guarantee that this program will result in profit or protect you from loss.

If you elect this option, you must direct us via the instructions below to automatically transfer amounts from the fixed account, Federated Insurance Series - Federated Quality Bond Fund II, Fidelity VIP High Income Portfolio:
Service Class, GVIT - Gartmore GVIT Government Bond Fund: Class I, GVIT - Federated GVIT High Income Bond Fund: Class I, and the GVIT - Gartmore GVIT Money Market Fund: Class I to any other specified sub-account(s).

Transfers will occur monthly or at another frequency if permitted by us. We will process transfers until either the value in the originating investment option is exhausted, or you instruct us in writing to stop the transfers.

Transfers from the fixed account must be equal to or less than 1/30th of the fixed account value at the time the program is requested.

No charge is assessed for using a Dollar Cost Averaging program. We reserve the right to stop establishing new Dollar Cost Averaging programs at any time.

Enhanced Dollar Cost Averaging Program

We may from time to time, offer enhanced rate dollar cost averaging programs. Dollar cost averaging transfers for this program may only be made from the fixed account. Such enhanced rate dollar cost averaging programs allow you to earn a higher rate of interest on assets in the fixed account than would normally be credited when not participating in the program. Each enhanced interest rate is guaranteed for as long as the corresponding program is in effect. We will process transfers until either amounts in the enhanced rate fixed account are exhausted or you instruct us in writing to stop the transfers. For this program only, when a written request to discontinue transfers is received, we will automatically transfer the remaining amount in the enhanced rate fixed account to the GVIT - Gartmore GVIT Money Market Fund: Class I. We are required by state law to reserve the right to postpone payment of assets in the fixed account for a period of up to six months from the date of the surrender request.

HOW DO I MAKE TRANSFERS?

We will accept transfer requests in writing, over the telephone or via the internet. See the following table for specific contact information.

------------------------ -----------------------------------------
Form of Request          Contact Information
------------------------ -----------------------------------------

Written request          Nationwide Life Insurance Company
                         P.O. Box 182150
                         Columbus, OH 43218-2150

Telephone request        1-800-547-7548
                         TDD 1-800-238-3035

Internet request         www.bestofamerica.com


Transfer requests may be submitted at any time. Requests received by us after the close of business of a valuation period will be processed the next valuation period.

We will use reasonable procedures to confirm that instructions received are genuine and will not be liable for following instructions we reasonably determine to be genuine. We may withdraw the telephone and/or internet exchange privilege upon 30 days written notice to you.

Market-Timing Firms

We reserve the right to refuse or limit transfer requests (or take any other action deemed necessary) in order to protect policy owners and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices that are employed by some policy owners (or third parties acting on their behalf).

If we determine that a policy owner (or a third party acting on the policy owner's behalf) is engaging in harmful short-term trading, we reserve the right to take action to protect investors, including exercising our right to terminate the ability of specified policy owners to submit transfer requests via telephone, facsimile, or over the internet. If we exercise this right, affected policy owners would be limited to submitting transfer requests via U.S. mail. Any action we take pursuant to this provision will be preceded by a 30 day written notice to the affected policy owner.



CASH VALUE AND SURRENDERS

DOES MY POLICY HAVE ANY VALUE BESIDES DEATH BENEFIT VALUE?


Yes. Your policy has cash value if you have paid all the required premiums to keep the policy in force. Assuming your policy is not in a grace period, you may take partial surrenders of the cash value, total surrenders or take a policy loan subject to the terms and conditions described in this "Cash Values and Surrenders" section.


Cash Value

Cash value is the sum of the value of all variable account accumulation units attributable to your policy plus amounts credited to the fixed account and your policy loan account, if any. We will determine the value of the assets in your variable account at the end of each valuation period. The cash value will be determined at least monthly.

The number of accumulation units credited to each sub-account is determined by dividing the net amount allocated to the sub-account by the accumulation unit value for the sub-account for the valuation period during which the premium is received by us. In the event part or all of the cash value is surrendered, we will deduct an appropriate number of accumulation units from the variable account sub-accounts in the same proportion that your interest in the variable account sub-accounts are allocated, unless otherwise directed by you. Deductions will be taken from the fixed account only to the extent that there are insufficient assets in the sub-accounts.

The cash value in the fixed account and the policy loan account is credited with interest daily at an effective annual rate which we periodically declare. The annual effective rate will never be less than 3%. Upon request, we will inform you of the applicable rates for each account.

On any date during the policy year, the cash value equals:

1) the cash value on the preceding valuation date; plus

2) any new premium applied since the previous valuation date; plus

3) any interest added to assets in the fixed account; plus

4) any interest added to assets in the policy loan account, if applicable; plus or minus

5) any investment results for assets invested in the sub-accounts; minus

6) policy charges; minus

7) partial surrenders, if applicable; minus

8) any surrender charges, if applicable.

There is no guaranteed cash value. The cash value will vary with the investment experience of the variable account and/or the daily crediting of interest in the fixed account and policy loan account depending on your investment allocations.

Cash Surrender Value

It's important to remember that if your policy is terminated during the insured's lifetime, a cash surrender value may be payable to you under the policy, however, the amount of the cash surrender value is not guaranteed by us. Your policy will lapse without value if the cash surrender value falls below what is needed to cover policy charges.

You may surrender your policy for the cash surrender value any time while an insured is living. The cancellation will be effective as of the date we receive the policy accompanied by a signed, written request for cancellation. In some cases, we may require additional documentation of a customary nature.

We are required by state law to reserve the right to postpone payment of assets in the fixed account for a period of up to 6 months from the date of the surrender request.

The cash surrender value equals the policy's cash value, next computed after the date we receive a proper written request for surrender AND the policy, minus any charges, indebtedness or other deductions due on that date, which may also include a surrender charge.

The cash surrender value increases or decreases daily to reflect the investment experience of the variable account and the daily crediting of interest in the fixed account and the policy loan account.

If, at any time, the policy's cash surrender value falls below zero and the policy continuation provision is not in effect, the grace period will begin. You will be notified that your policy has negative cash surrender value and will be given the opportunity to pay premiums to bring the policy out of the grace period.

WHAT IF I WANT TO TAKE A PARTIAL OR TOTAL SURRENDER? WHAT HAPPENS NEXT?

If you wish to totally or partially surrender your policy, you may be assessed a surrender charge. The following information explains in detail what charges you will incur for surrendering a portion or all of your policy.

Total Surrenders

You may surrender your policy and receive your policy's cash surrender value, which is the policy's cash value, less indebtedness or other deductions. If you elect to surrender the entire policy during the first 14 policy years, we will deduct a surrender charge from your policy's cash value. The charge is deducted proportionally from the cash value in each sub-account and the fixed account.

The maximum initial surrender charge varies by issue age, sex, specified amount and underwriting classification. The maximum initial surrender charge will not exceed 22.5% multiplied by the lesser of:

(a) or (b), where:


(a)    = the Guideline Level Premium; and


(b)    = premiums paid during the first two policy years;

Plus (c) multiplied by (d), where:
(c)    = the specified amount divided by 1,000; and
(d) = the administrative target component as illustrated by Chart 1 as follows, this factor allows the company to account for the probability (at various ages) that death will occur and no CDSC will be recouped.

In certain scenarios, usually involving decreases in your policy value, your policy's surrender charge may equal all of your policy's cash surrender value. In other scenarios, usually involving a large initial premium or significant additions of premium after the second policy year, your policy's surrender charge may be nominal relative to the premiums you have paid.

CHART 1

        Average Issue Age              Administrative Target
                                             Component
---------------------------------- -------------------------------


          21 through 39                         4.00

          40 through 49                         6.00

          50 through 59                         7.00

          60 through 85                         8.00

Surrender charges for years 2-15 are a percentage of the initial surrender charge as shown in the following chart:


-----------------------------------------------------------
POLICY YEAR SURRENDER CHARGE    POLICY        SURRENDER
                                   YEAR        CHARGE
-----------------------------------------------------------

     1      100% of initial         9      30% of initial
            surrender charge               surrender
                                           charge

     2      95% of initial          10     25% of initial
            surrender charge               surrender
                                           charge

     3      85% of initial          11     20% of initial
            surrender charge               surrender
                                           charge

     4      80% of initial          12     15% of initial
            surrender charge               surrender
                                           charge

     5      70% of initial          13     10% of initial
            surrender charge               surrender
                                           charge

     6      60% of initial          14     5% of initial
            surrender charge               surrender
                                           charge

     7      50% of initial          15     0% of initial
            surrender charge               surrender
                                           charge

     8      40% of initial
            surrender charge

The surrender charge schedule will be fixed at the end of the second policy year and will remain the same for the life of the policy, unless the specified amount is increased. The surrender charge schedule itself will not vary due to changes in specified amount or cash value.

Surrender charges reimburse us for certain expenses related to the sale of the policies, including commissions, costs of sales literature, and other promotional activity. The surrender charges may be insufficient to recover certain expenses related to the sale of the policies. Unrecovered expenses are borne by our general assets which may include profits, if any, from Mortality and Expense Risk Charges. Additional premiums and/or income earned on assets in the variable account have no effect on these charges.

If, at any time, your policy's cash surrender value is less than or equal to zero, the grace period will begin, unless the policy is covered by the policy continuation provision. You will be notified that your policy has negative cash surrender value and will be given the opportunity to pay premiums to bring the policy out of the grace period.

Partial Surrenders

After your policy has been in force for one year, you may request a partial surrender. Such requests must be made in writing. Partial surrenders will be deducted proportionately from the assets in each sub-account, unless otherwise directed by you. Amounts will be deducted from the fixed account only to the extent that there are insufficient assets in the variable account.

When you take a partial surrender, we reduce the policy's cash value by the amount of the partial surrender.

Partial surrenders are permitted if they satisfy the following:

   1) the minimum partial surrender is $200;

   2) during the first 10 policy years, the sum of all partial surrenders in a given year may not exceed 10% of your policy's cash surrender value as of the beginning of that policy year;

   3) after your 10th policy year, the maximum partial surrender is limited to the cash surrender value less the greater of $500 or 3 month's policy charges;

   4) a partial surrender may not cause the total specified amount to be reduced below the minimum issue amount as shown on the policy data page;


   5) after the partial surrender, your policy continues to qualify as life insurance; and

   6) the partial withdrawal does not occur during the first 12 months of the policy.

We reserve the right to limit the number of partial surrenders to one in each policy year. Certain partial surrenders may result in currently taxable income and tax penalties.


Currently, we do not assess a fee for processing partial surrenders. However, we reserve the right to assess a Partial Surrender Processing Fee equal to the lesser of $25 or 2% of the amount surrendered for each partial surrender.


WILL PARTIAL SURRENDERS HAVE ANY EFFECT ON MY POLICY'S CASH VALUE?

Yes. When a partial surrender is taken, we will reduce the cash value by the partial surrender amount withdrawn and any surrender fees taken. In addition, we will reduce the Specified Amount by the amount necessary to prevent an increase in the net amount at risk. Any decrease will reduce your insurance in the following order:

   1) against the insurance provided by the most recent increase;

   2) against the most recent increase successively; and

   3) against the insurance under the original application.

WILL I HAVE TO PAY TAXES ON ANY AMOUNTS SURRENDERED?

Federal law requires us to withhold income tax from any portion of surrender proceeds subject to tax. We will withhold income tax unless you advise us, in writing, of your request not to withhold. If you request that taxes not be withheld, or if the taxes withheld are insufficient, you may be liable for payment of an estimated tax. You should consult a tax adviser.

If your policy is an employer-sponsored life insurance arrangement, you may be required to report for income tax purposes, one or more of the following:

   1) the value each year of the life insurance protection provided;

   2) an amount equal to any employer-paid premiums; or

   3) some or all of the amount by which the current value exceeds the employer's interest in the policy.

You should consult with the sponsor or the administrator of your plan, and/or with their personal tax or legal adviser, to determine the tax consequences, if any, of your employer-sponsored life insurance arrangement.

POLICY LOANS

MAY I TAKE A LOAN AGAINST MY POLICY?

Yes, provided your policy meets certain criteria. After the first policy year, you may request a policy loan using your policy as security. Any request for a policy loan must be in written form and signed by you. Certain policy loans may result in current taxable income and tax penalties. Policy loans are subject to the following:

-  we will not grant a loan for an amount less than $200.


- the maximum total amount that may be borrowed, including any outstanding loans, as of the date the loan is processed, is:

      a) 90% of the cash value in the sub-accounts; plus

      b) 100% of the cash value in the fixed account; plus


      c) 100% of the cash value in the policy loan account; minus

      d) 100% of the surrender charge.

- if the cash value is less than or equal to $0, no additional loans may be taken.

- if total indebtedness ever equals or exceeds the cash value less surrender charges, your policy will terminate without value, subject to the grace period provisions.

Policy indebtedness will be deducted from the death benefit, cash surrender value upon surrender, or the maturity proceeds.

If you are considering getting a policy loan in connection with your retirement income plan, you should consult your personal tax adviser regarding potential tax consequences that may arise if necessary payments are not made to keep the policy from lapsing. The amount of the payments necessary to prevent your policy from lapsing will increase with age.

WILL MY LOAN HAVE ANY EFFECT ON INVESTMENT PERFORMANCE?

Yes. When a loan is made, an amount equal to the amount of the loan is transferred from the variable account to the policy loan account. If the assets relating to your policy are held in more than one sub-account, withdrawals from the sub-accounts will be made in proportion to the assets in each sub-account at the time of the loan, unless otherwise directed by you. Policy loans will be transferred from the fixed account only when sufficient amounts are not available in the sub-accounts.

The amount taken out of the variable account will not be affected by the variable account's investment experience while the loan is outstanding.

WHAT ABOUT INTEREST?

The annual effective loan interest rate charged on policy loans is guaranteed to never be greater than 4.50%.

If it is determined that such loans will be treated, as a result of the differential between the interest crediting rate and the loan interest rate, as taxable distributions under any applicable ruling, regulation, or court decision, we retain the right to increase the net cost (by decreasing the interest crediting rate) on all subsequent policy loans to an amount that would result in the transaction being treated as a loan under federal tax law. If this amount is not prescribed by such ruling, regulation, or court decision, the amount will be an amount which we consider to be more likely to result in the transaction being treated as a loan under federal tax law.

Amounts transferred to the policy loan account will earn interest daily from the date of transfer. The earned interest is transferred from the policy loan account to the variable account or the fixed account on each policy anniversary, at the time a new loan is requested, or at the time of loan repayment. It will be allocated according to the fund allocation factors in effect at the time of the transfer.

Interest is charged daily and is payable at the end of each policy year or at the time of loan repayment. Unpaid interest will be added to the existing policy indebtedness as of the due date and will be charged interest at the same rate as the rest of the indebtedness.

Whenever the total policy indebtedness exceeds the cash value less any surrender charges, we will send a notice to you and the assignee, if any. Your policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total policy indebtedness to an amount equal to the total cash value less any surrender charge plus an amount sufficient to continue your policy in force for 3 months.

WILL A LOAN HAVE ANY EFFECT ON MY DEATH BENEFIT AMOUNT OR CASH VALUE AMOUNT?

Yes. A policy loan, whether or not repaid, will have a permanent effect on your death benefit and cash value because the investment results of the variable account or the fixed account will apply only to the non-loaned portion of the cash value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the variable account or the fixed account while the loan is outstanding, the effect could be favorable or unfavorable.

WHEN AND HOW DO I MAKE LOAN REPAYMENTS?

All or part of the indebtedness may be repaid at any time while your policy is in force during the insured's lifetime. Any payment intended as a loan repayment, rather than a premium payment, must be identified as such. Loan repayments will be credited to the sub-accounts and the fixed account in proportion to your underlying mutual fund allocation factors in effect at the time of the repayment. Each repayment must be at least $50. We reserve the right to require that any loan repayments resulting from policy loans transferred from the fixed account must be first allocated to the fixed account.

DEATH BENEFIT

DO I HAVE A CHOICE OF DEATH BENEFIT OPTIONS?

Yes. In fact you may choose one of three death benefit options. All the death benefit options listed below qualify as life insurance using the guideline premium/cash value corridor test under Section 7702 of the Internal Revenue Code.

Keep in mind that whatever death benefit option you choose, the death benefit will never be less than the specified amount, less partial withdrawals and/or policy indebtedness. The death benefit may vary with the cash value of the policy, which depends on investment performance.

The death benefit options you may choose are as follows:

Option 1. If you elect Option 1 and the last surviving insured dies, the amount of the death benefit will be equal the greater of:

   1) the specified amount on the date death proceeds become payable; or

   2) the applicable percentage of cash value, as indicated in the chart below, as of the date death proceeds become payable.

Option 2. If you elect Option 2 and the last surviving insured dies, the amount of the death benefit will be equal to the greater of:

   1) the specified amount plus the cash value on the date death proceeds become payable; or

   2) the applicable percentage of the cash value, as indicated on the chart below, as of the date the death proceeds become payable.

Option 3. If you elect Option 3 and the last surviving insured dies, the amount of the death benefit will be equal to the greater of:

   1) the specified amount plus the accumulated premium amount on the date death proceeds become payable; or

   2) the applicable percentage of cash value, as indicated on the chart below, as of the date the death proceeds become payable.

    The accumulated premium amount is all premium payments accumulated to the date of death less any partial surrenders accumulated to the date of death. The accumulations will be calculated based on the interest rate declared at the time the policy is issued. In no event will the accumulated premium amount be less than zero ($0) or greater than the maximum increase as shown on the policy data page.

The cost of insurance you will pay varies based on the Death Benefit Option you select. For example, with Option 1 you will incur a lower cost of insurance than if you elect Option 2 which provides a death benefit of the specified amount plus any cash value you have accrued in the policy. Similarly, Option 3 provides for a death benefit that may exceed the specified amount by the amount of premium you have paid. Therefore, with Option 1 you will incur a lower cost of insurance than if you elect Option 3. The cost of insurance for Option 2 may be higher or lower than the cost of insurance for Option 3 depending on whether or not your policy's cash value exceeds the amount of premium you have paid plus any interest credited on that premium.

Not all death benefits are available in all states.

Percentage of Cash Value

Section 7702 of the Internal Revenue Code under the Guideline Premium/Cash Value Corridor Test, requires that the death benefit be greater than or equal to the cash value multiplied by the applicable percentages shown on the following table:

--------------------------------------------------------
  ATTAINED     APPLICABLE      ATTAINED    APPLICABLE
 AGE OF THE    PERCENTAGE       AGE OF     PERCENTAGE
   YOUNGER                       THE
   INSURED                     YOUNGER
                               INSURED
--------------------------------------------------------

    21-40         250%            70          115%

     41           243%            71          113%

     42           236%            72          111%

     43           229%            73          109%

     44           222%            74          107%

     45           215%            75          105%

     46           209%            76          105%

     47           203%            77          105%

     48           197%            78          105%

     49           191%            79          105%

     50           185%            80          105%

     51           178%            81          105%

     52           171%            82          105%

     53           164%            83          105%

     54           157%            84          105%

     55           150%            85          105%

     56           146%            86          105%

     57           142%            87          105%

     58           138%            88          105%

     59           134%            89          105%

     60           130%            90          105%

     61           128%            91          104%

     62           126%            92          103%

     63           124%            93          102%

     64           122%            94          101%

     65           120%            95          100%

     66           119%            96          100%

     67           118%            97          100%

     68           117%            98          100%

     69           116%            99          100%

                                 100          100%


MAY I EVER CHANGE THE SPECIFIED AMOUNT AFTER MY POLICY IS ISSUED?

Yes. You may request certain changes in the insurance coverage under your policy. Requests must be in writing and received by us at our home office. No change in specified amount will take effect unless the cash surrender value, after the change, is sufficient to keep your policy in force for at least 3 months.

Specified Amount Increases

After the first policy year, you may request an increase to the specified amount. Any increase will be subject to the following conditions:

   1) the request must be applied for in writing;

   2) satisfactory evidence of insurability must be provided;

   3) the increase must be for a minimum of $10,000; and

   4) the cash surrender value is sufficient to keep the policy in force for at least 3 months.

Any approved increase will have an effective date of the monthly anniversary day or on the next day we approve the supplemental application. We reserve the right to limit the number of specified amount increases to one each policy year.

Specified Amount Decreases

After the first policy year, you may request a decrease to the specified amount. Any approved decrease will be effective on the monthly anniversary day or on the next day we receive the request. Any such decrease will reduce the insurance in the following order:

   1) against insurance provided by the most recent increase;

   2) against the next most recent increases successively; and

   3) against insurance provided under the original application.

We reserve the right to limit the number of specified amount decreases to one each policy year. We will refuse a request for a decrease which would:

   1) reduce the specified amount below the minimum issue amount as is shown on the policy data page or on the initial application;

   2) disqualify the policy as a contract for life insurance; or

   3) result in both:

      (a) a negative guideline single premium; and

      (b) an aggregate guideline level premium that would be negative at any time prior to the maturity of the policy.

The "guideline single premium" and "guideline level premium" are defined in
Section 7702 of the Internal Revenue Code. The guideline single premium is calculated at the time your policy is issued and equals the premium necessary to fund the future benefits under the policy, based on the assumption of a level 6% rate of return, current expenses, and reasonable mortality charges. The guideline level premium equals the level annual amount to be paid over a period that ends when the younger insured becomes 100 years old, based on the same assumptions, except with a level 4% rate of return. Please note that these premium levels do NOT guarantee that your policy will stay in force. Rather, these premium levels are used to ensure your policy meets the Internal Revenue Code's definition of life insurance.

Also, if you take a partial surrender, your cash value may not be enough to avoid causing your policy to lapse (see Policy Lapse and Reinstatement below). To avoid lapsing your policy, you may reduce your policy's specified amount to a level where the cash value is sufficient to keep the policy in force. Keep in mind, however, the reduction in the specified amount must meet the requirements of this Specified Amount Decreases section.

MAY I CHANGE MY DEATH BENEFIT OPTION AFTER MY POLICY IS ISSUED?


Yes. After the first policy year and before the death of the last surviving insured, you may elect to change the death benefit option under your policy. Only one change of death benefit option is permitted per policy year. The effective date of a change will be the monthly anniversary day following the date the change is approved by us.


If the change is from Option 1 to Option 2:

The specified amount will be decreased by the amount of the cash value.

If the change is from Option 2 to Option 1:

The specified amount will be increased by the amount of the cash value.

If the change is from Option 3 to Option 1:

The specified amount will be increased by the amount of the accumulated premium account.

If the change is from Option 3 to Option 2:

The specified amount will be adjusted by the amount of the difference between cash value and the accumulated premium account. If the cash value is greater than the accumulated premium account, this will result in a decrease to the specified amount. If the cash value is less than the accumulated premium account, the option change will result in an increase in specified amount. WE WILL NOT ALLOW DEATH BENEFIT OPTION CHANGES FROM OPTION 1 TO OPTION 3 OR OPTION 2 TO OPTION 3.

In order for any change in the death benefit option to become effective, the cash surrender value, after the change, must be sufficient to keep the policy in force for at least 3 months.

We will adjust the specified amount so that the net amount at risk remains constant before and after the death benefit option change. A change in death benefit option will not be permitted if it results in the total premiums paid exceeding the then current maximum premium limitations under the guideline premium/cash value corridor test of Section 7702 of the Internal Revenue Code.

WHAT HAPPENS ONCE THE LAST SURVIVING INSURED DIES?

If the last surviving insured dies while your policy is in force and prior to the maturity date, death proceeds will be payable to the beneficiary(ies). The amount of the death proceeds is equal to:

      1) the death benefit provided by the policy; plus

      2) any insurance that may be provided by riders to the policy; minus

      3) any indebtedness; minus 4) any due and unpaid monthly deductions accruing during a grace period.

We will pay the death proceeds to the beneficiary after receipt of proof of death of the last surviving insured, at the home office in a satisfactory format. Death proceeds may be adjusted under certain conditions (see "Error in Age or Sex" and "Suicide").

Incontestability

We will not contest payment of the death proceeds based on the initial specified amount after the policy has been in force during both insureds' lifetimes for 2 years from the policy date. We will not contest payment of the death proceeds based on an increase in specified amount requiring evidence of insurability after the increase has been in force during both insureds' lifetimes for 2 years from its effective date.

Error in Age or Sex

If the age or sex of either the insureds has been misstated, the death benefit and cash value will be adjusted. The cash value will be adjusted to reflect the cost of insurance charges on the correct age and sex from the policy date.

Suicide

If either insured dies by suicide, while sane or insane, within 2 years from the policy date, we will pay no more than the sum of the premiums paid, less any indebtedness and less any partial surrenders. If either insured dies by suicide, while sane or insane, within 2 years from the date we accept an application for an increase in the specified amount, we will pay no more than the death benefit associated with the initial specified amount, plus the Cost of Insurance Charges associated with the increase in specified amount.

HOW IS THE DEATH BENEFIT DISTRIBUTED?

Death benefit proceeds may be paid in lump sum or in any form of distribution listed in this provision. If the beneficiary of the death benefit does not specify the method of payment, we will pay it in a lump sum. Proceeds from any optional form of distribution will be paid from our general account and therefore will not be affected by the investment experience of any sub-account.

One or a combination of settlement options may be chosen if the total amount placed under the option is at least $2,000 and each payment is at least $20.

A settlement option election may be changed at any time by proper written request to our home office. Once recorded, the request will be effective on the date it was requested. We may require proof of the age and sex of any person to be paid under a settlement option. While the policy is in force, you may choose or change settlement options at any time. If no settlement option has been chosen prior to the date the death proceeds become payable, the beneficiary may choose one. A change in beneficiary automatically revokes any settlement option in effect.

When death proceeds become payable under any option, a settlement contract is issued in exchange for this policy. The new contract's effective date is the date death proceeds become payable or the date on which the policy is surrendered.

Settlement option payments may not be assigned. To the extent permitted by law, settlement option payments are not subject to the claims of creditors or to legal process.

For any settlement options, payments may be made annually, semi-annually, quarterly or monthly. Under Options 1, 2 and 4 below, withdrawal of any outstanding balance may be made by written request to us. No amount left with us under Options 3, 5 or 6 may be withdrawn.

Options 1, 2, 4 and the guaranteed period of Option 3, provide for payment of interest at a guaranteed minimum interest rate of 2.5% per year, compounded annually. Any interest to be paid in excess of this rate will be determined once a year.

OPTION 1. INTEREST INCOME. In this Option, proceeds remain with us to earn interest. This interest may be left to accumulate or to be paid periodically.

OPTION 2. INCOME FOR A FIXED PERIOD. In this Option, proceeds remaining with us will be paid over a specified number of years, not to exceed 30 years. Each payment consists of a portion of the death benefit proceeds plus a portion of the interest credited on the outstanding balance.

OPTION 3. LIFE INCOME WITH PAYMENTS GUARANTEED. In this Option, payments are made for a guaranteed period of 10, 15 or 20 years, and thereafter for the remainder of a payee's lifetime. The amount payable monthly for each $1,000 left with us will be determined according to the payee's sex and age on the effective date of the Option.

OPTION 4. FIXED INCOME FOR VARYING PERIODS. In this Option, death benefit proceeds may be left on deposit with us at interest with payments of a fixed amount being paid at specified intervals until the principal and interest have been exhausted. The last payment will be for the balance only. The total amount payable each year may not be less than 5% of the original proceeds (i.e., not less than $50 per annum of each $1,000 of original proceeds).

OPTION 5. JOINT AND SURVIVOR LIFE INCOME. In this Option, equal payments will be made for the longer of the lives of two named payees.

OPTION 6. ALTERNATE LIFE INCOME. In this Option, we will use the proceeds to purchase an annuity. The amount payable will be 102% of our current individual immediate annuity purchase rate on the effective date of the settlement contract. We reserve the right to change the current annuity rates at any time. However, once this Option has been selected and the settlement contract is issued, any revision in rates will not affect payment to a payee or payees. Upon request, we will quote the amount currently payable under this settlement option.

EARLIER YOU MENTIONED A MATURITY DATE. WHAT IS THE MATURITY DATE?

The maturity date is the policy anniversary on or next following the younger insured's 100th birthday. If your policy is still in force, maturity proceeds may be payable to you on the maturity date. If paid, maturity proceeds are equal to the amount of the policy's cash value, less any indebtedness.

WHAT IF I DON'T WANT TO GET PAID THE POLICY'S CASH VALUE ON THE MATURITY DATE? MAY I EXTEND THE MATURITY DATE?

Yes. If the last surviving insured is alive on the original maturity date of the policy, you may extend the maturity date. Unless you elect otherwise, the maturity date will automatically be extended until the date the last surviving insured dies, subject to the following:

   1) no premium payments will be allowed after the original maturity date;

   2) increases to the specified amount will not be permitted after the original maturity date;

   3) death benefit option changes will not be permitted after the original maturity date;

   4) on the original maturity date, 100% of the cash value in the sub-accounts will be transferred to the fixed account;

   5) after the original maturity date, transfers from the fixed account to the sub-accounts will not be permitted;

   6) no further monthly deductions will be taken after the original maturity date (the cost of insurance charges will be $0);

   7) the specified amount for the maturity date extension will be equal to the specified amount on the younger insured's 85th birthday, less (a) and (b) where:

         (a) is any decrease to the specified amount on or after the younger insured's attained age 85; and

         (b) is an adjustment for partial withdrawals taken after the younger insured's attained age 85.

The amount of the adjustment varies based on the death benefit option and the insured's attained age defined as follows:


                          ----------------------------------------
                              YOUNGER INSURED'S ATTAINED AGE
                          ----------------------------------------
                               86-90            91 and Older

 Death Benefit Option 1   Amount by which   Amount proportionate
                          the base policy    to the ratio of the
                             specified        withdrawal to the
                             amount is       policy value prior
                           reduced due to     to the withdrawal
                           the withdrawal

 Death Benefit Option 2          $0                  $0
          or 3

ASSIGNMENT

MAY I EVER ASSIGN MY POLICY?

Yes. While either insured is living, you may assign your rights in the policy. The assignment must be in writing in a form acceptable to us, signed by you and received at our home office. Assignments will not affect any payments made or actions taken by us prior to our receipt of the assignment request. We are not responsible for any assignment not submitted, nor are we responsible for the sufficiency or validity of any assignment. Assignments are subject to any indebtedness owed to us before being recorded. The interest of any beneficiary will be subject to the rights of any assignee of record on file at our home office.

POLICY LAPSE AND REINSTATEMENT

CAN MY POLICY EVER LAPSE AND WHAT HAPPENS IF IT DOES?

It is possible that your policy could lapse if your cash surrender value is insufficient to cover all policy charges. If the cash surrender value on a monthly anniversary day is not sufficient to cover that month's policy charges, and premium payments required under the "Guaranteed Policy Continuation" provision have not been met, a grace period will be allowed for the payment of a premium. Such premium must equal or exceed the lesser of 3 times the monthly charges and the premium required to bring the guaranteed policy continuation provision into effect.

We will send you a notice at the start of the grace period, at the address on the application or another address specified by you, stating the amount of premium required. The grace period will end 61 days after the date the notice is mailed. We will send an additional reminder notice at least 31 days prior to the end of the grace period. If sufficient premium is not received by us by the end of the grace period, your policy will lapse without value. If death proceeds become payable during the grace period, we will pay the death proceeds.

Guaranteed Policy Continuation Period

We will not lapse the policy, if on each monthly anniversary day (1) is greater than (2), where:

   1) is the sum of all premiums paid to date, minus any indebtedness and minus any partial surrenders; and

   2) is the sum of the monthly death benefit guarantee premiums due since the policy date including any premium for the current monthly anniversary day.

If (1) is not greater than or equal to (2), then the guaranteed policy continuation provision is not in effect and the policy will go into the grace period. The monthly death benefit guarantee premiums and the death benefit guarantee period are shown on the policy data page. The monthly death benefit guarantee premiums may vary by policy duration and may be affected by changes to the policy.

This policy has two levels of guaranteed policy continuation guarantees, the Initial Death Benefit Guarantee and the Limited Death Benefit Guarantee. Each level of guarantee has its own minimum premium requirement. Each level of premium and the period in which it applies is shown on the policy data page. The Limited Death Benefit Guarantee will be permanently lost when premium payments fall below those required to maintain this benefit unless sufficient premiums are paid within a 61-day grace period.

Reinstatement

If the grace period ends and you have neither paid the required premium nor surrendered your policy for its cash surrender value, you may reinstate the policy by:

   1) submitting a written request at any time within 3 years after the end of the grace period and prior to the maturity date;

   2) providing evidence of insurability satisfactory to us;

   3) paying sufficient premium to cover all policy charges that were due and unpaid during the grace period;

   4) paying sufficient premium to keep your policy in force for 3 months from the date of reinstatement; and

   5) paying or reinstating any indebtedness against the policy which existed at the end of the grace period.

The effective date of a reinstated policy will be the monthly anniversary day or on the next date the application for reinstatement is approved by us. If the policy is reinstated, the cash value on the date of reinstatement, but prior to applying any premiums or loan repayments, will be set equal to the lesser of:

   1) the cash value at the end of the grace period; or

   2) the surrender charge for the policy year in which your policy is reinstated.

Unless otherwise specified, all amounts will be invested according to the investment instructions in effect at the start of the grace period.

PERIODIC INFORMATION

WILL I EVER RECEIVE PERIODIC INFORMATION FROM YOU ABOUT MY POLICY?

Yes. We will mail to you at the last known address of record:

   - an annual statement containing: the amount of the current death benefit, cash value, cash surrender value, premiums paid, monthly charges deducted, amounts invested in the fixed account and the sub-accounts, as well as policy indebtedness;

   - annual and semi-annual reports containing all applicable information and financial statements or their equivalent, which must be sent to the underlying mutual fund beneficial shareholders as required by the rules under the Investment Company Act of 1940 for the variable account; and

   - statements of significant transactions, such as changes in specified amount, changes in death benefit options, changes in future premium allocations, transfers among sub-accounts, premium payments, loans, loan repayments, reinstatement and termination.

POLICY OWNER AND BENEFICIARY

TELL ME MORE ABOUT MY RIGHTS AS POLICY OWNER AS WELL AS THE RIGHTS OF THE BENEFICIARY. DO THE INSUREDS HAVE ANY RIGHTS UNDER THE POLICY IF I AM NOT ONE OF THE INSUREDS?

An insured does not have any rights in the policy, unless an insured is also the policy owner (you). You have all rights under the policy until the last surviving insured dies.

Policy Owner

While either insured is living, all rights in this policy are vested in the policy owner (you) named on the application or as subsequently changed, subject to assignment, if any.

You may name a contingent policy owner or a new policy owner while either insured is living. Any change must be in a written form satisfactory to us and received at our home office. Once received, the change will be effective when signed. The change will not affect any payment made or action taken by us before request was received. We may require that your policy be submitted for endorsement before making a change.

If you are someone other than one of the insureds, you name no contingent policy owner, and you die before the last surviving insured, your rights in this policy belong to your estate.

Beneficiary

The beneficiary(ies) and/or contingent beneficiary will be as named on the application or as subsequently changed, subject to assignment, if any.

You may name a new beneficiary and/or contingent beneficiary while either insured is living. Any change must be in a written form satisfactory to us and received at our home office. Once received, the change will be effective when signed. The change will not affect any payment made or action taken by us before it was received. We may require that your policy be submitted for endorsement before making a change.

If any beneficiary predeceases an insured, that beneficiary's interest passes to any surviving beneficiary(ies), or contingent beneficiaries unless otherwise provided. Multiple beneficiaries will be paid in equal shares, unless otherwise provided. If no named beneficiary survives both insureds, the death proceeds will be paid to you or your estate.

TAX INFORMATION

TELL ME MORE ABOUT HOW MY LIFE INSURANCE POLICY IS TAXED. WHAT SHOULD I LOOK OUT FOR?

First, we should state that we are not providing tax advice. For any tax advice, you should contact your personal tax adviser.

Policy Proceeds

Section 7702 of the Internal Revenue Code provides that if certain tests are met, a policy will be treated as a life insurance policy for federal tax purposes. As we stated earlier, we will monitor compliance with these tests. This policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the death proceeds payable under this policy are generally excludable from gross income of the beneficiary under
Section 101 of the Internal Revenue Code. However, if the policy is transferred for valuable consideration, then a portion of the death proceeds may be includable in the beneficiary's gross income.

Section 7702A of the Internal Revenue Code defines modified endowment contracts as those life insurance policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums.

As a general rule, distributions from a life insurance policy (other than a modified endowment contract) during the life of the insured are treated as the non-taxable return of premium, to the extent of premiums previously paid. For this purpose, dividends that are used to purchase paid-up additions or to reduce premiums are not treated as distributions. Aggregate amounts distributed in excess of aggregate premiums paid are generally treated as taxable ordinary income. A loan from a life insurance policy that is not a modified endowment contract generally is not treated as a taxable distribution. However, if the total loan is not repaid and is forgiven (such as if the life insurance policy lapses or is surrendered), then the amount of the outstanding loan balance is treated as a distribution to you and may be treated as ordinary income in whole or in part.

The Internal Revenue Code provides special rules for the taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts (other than certain distributions to terminally ill individuals). Under these special rules, such transactions are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. In addition, a 10% tax penalty generally applies to the taxable portion of such distributions unless you are over age 59 1/2 or disabled, or the distribution is part of a series of substantially equal periodic payments as defined in the Internal Revenue Code.

Under certain circumstances, certain distributions made under a policy on the life of a "terminally ill individual," as that term is defined in the Internal Revenue Code, are treated as death proceeds and are subject to the death benefit rules of Section 101 of the Internal Revenue Code, described above.

The policies offered by this prospectus may or may not be issued as modified endowment contracts. If the policy is not issued as a modified endowment contract, we will monitor the premium payment and will notify you when your policy is in jeopardy of becoming a modified endowment contract. If a policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued which causes a reduction in death benefits may still become fully or partially taxable to you pursuant to Section 7702(f)(7) of the Internal Revenue Code. You should carefully consider this potential effect and seek further information before initiating any changes in the terms of the policy. Under certain conditions, a policy may become a modified endowment, or may become subject to a new 7 year testing period, as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Internal Revenue Code.

In addition to the tests required under Section 7702, Section 817(h) of the Internal Revenue Code requires that the investments of separate accounts such as the variable account be adequately diversified. Regulations under 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and you or we pay an amount to the IRS. The amount will be based on the tax that would have been paid by you if the income, for the period the policy was not diversified, had been received by you.

If the failure to diversify is not corrected in this manner, you will be deemed to be the owner of the underlying securities and taxed on the earnings of your account.

Representatives of the IRS have suggested, from time to time, that the number of underlying mutual funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the policy would no longer qualify as life insurance under Section 7702 of the Internal Revenue Code, we will take whatever steps are available to remain in compliance.

We will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the sub-account investments to remain in compliance.

A total surrender or cancellation of the policy by lapse or the maturity of the policy on its maturity date may have adverse tax consequences. If the amount received by you plus total policy indebtedness exceeds the premiums paid into the policy, then the excess generally will be treated as taxable income, regardless of whether or not the policy is a modified endowment contract.

Withholding

Distributions of income from a life insurance policy (including a modified endowment contract) are subject to federal income tax withholding. The recipient may elect not to have the withholding taken from the distribution. In some instances, however, a distribution may be subject to mandatory back-up withholding (the recipients cannot waive this withholding). The mandatory back-up withholding rate is 30.5% of the income that is distributed. Mandatory back-up withholding will occur if no taxpayer identification number is provided to us, or if the IRS notifies us that back-up withholding is required.

Federal Estate and Generation-Skipping Transfer Taxes

State and local estate, inheritance, income and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary.

The federal estate tax is integrated with the federal gift tax under a unified tax rate schedule. In general, in 2002, an estate of less than $1,000,000 (inclusive of certain pre-death gifts) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes, for certain amounts that pass to the surviving spouse.

When the last surviving insured dies, the death benefit will generally be included in that insured's federal gross estate if:

   1) the proceeds were payable to or for the benefit of the insured's estate;
      or

   2) the insured held any "incident of ownership" in the policy at death or at any time within 3 years of death. An incident of ownership is, in general, any right that may be exercised by the insured, such as the right to borrow on the policy, or the right to name a new beneficiary.

If you (whether or not you are an insured) transfer ownership of your policy to another person, such transfer may be subject to a federal gift tax. In addition, if you transfer the policy to someone two or more generations younger than you, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"), the taxable amount being the value of the policy.

Similarly, if the beneficiary is two or more generations younger than the insured, the payment of the death proceeds at the death of the insured may be subject to the GSTT. Pursuant to regulations recently promulgated by the U.S. Secretary of the Treasury, we may be required to withhold a portion of the death proceeds and pay them directly to the IRS as the GSTT liability.

The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.

The tax rate is a flat rate equal to the maximum estate tax rate (currently 55%), and there is a provision for an aggregate $1 million exemption. Due to the complexity of these rules, you should consult with counsel and other competent advisors regarding these taxes.

Non-Resident Aliens

Pre-death distributions from modified endowment contracts to nonresident aliens ("NRAs") are generally subject to federal income tax and tax withholding, at a statutory rate of 30% of the amount of income that is distributed. We are required to withhold such amount from the distribution and remit it to the IRS. Distributions to certain NRAs may be subject to lower, or in certain instances zero, tax and withholding rates, if the United States has entered into an applicable treaty. However, in order to obtain the benefits of such treaty provisions, the NRA must give to us sufficient proof of his or her residency and citizenship in the form and manner prescribed by the IRS. In addition, the NRA must obtain an individual taxpayer identification number from the IRS, and furnish that number to us prior to the distribution. If we do not have the proper proof of citizenship or residency and a proper individual taxpayer identification number prior to any distribution, we will be required to withhold 30% of the income, regardless of any treaty provision.

A pre-death distribution may not be subject to withholding where the recipient sufficiently establishes to us that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and that such payment is includable in the recipient's gross income for United States federal income tax purposes. Any such distributions may be subject to back-up withholding at the statutory rate if no taxpayer identification number, or an incorrect taxpayer identification number, is provided.


Taxation of Nationwide

We are taxed as a life insurance company under the Internal Revenue Code. Since the variable account is not a separate entity from us and its operations form a part of us, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Internal Revenue Code. Investment income and realized capital gains on the assets of the variable account are reinvested and taken into account in determining the value of accumulation units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the policies.

We do not initially expect to incur any federal income tax liability that would be chargeable to the variable account. Based upon these expectations, no charge is currently being made against the variable account for federal income taxes. If, however, we determine that on a separate company basis such taxes may be incurred, we reserve the right to assess a charge for such taxes against the variable account.

We may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

Tax Changes

The Internal Revenue Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the policies. It is reasonable to believe that such proposals, and future proposals, may be enacted into law. In addition, the U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be at variance with its current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the policy.

If you, an insured, or the beneficiary or other person receiving any benefit or interest in or from the policy is not both a resident and citizen of the United States, there may be a tax imposed by a foreign country, in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the policy, the death proceeds, or other distributions and/or ownership of the policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a policy may be changed retroactively. There is no way of predicting if, when, or to what extent any such change may take place. No representation is made as to the likelihood of the continuation of these current laws, interpretations, and policies.

The foregoing is a general explanation as to certain tax matters pertaining to insurance policies. It is not intended to be legal or tax advice. You should consult your independent legal, tax and/or financial adviser.

MORE INFORMATION ABOUT NATIONWIDE

TELL ME A LITTLE MORE ABOUT NATIONWIDE AND THE VARIABLE ACCOUNT.

We are a stock life insurance company organized under the laws of the State of Ohio in March 1929 with our home office at One Nationwide Plaza, Columbus, Ohio 43215. We are a provider of life insurance, annuities and retirement products. We are admitted to do business in all states, the District of Columbia and Puerto Rico.

Custodian of Assets

We serve as the custodian of the assets of the variable account.

Other Contracts Issued by Nationwide

We offer variable contracts and policies with benefits that vary in accordance with the investment experience of various separate accounts of Nationwide.

The Variable Account and Underlying Mutual Funds

Nationwide VLI Separate Account-4 is a separate account that invests in the underlying mutual funds listed in Appendix A. We established the separate account on December 3, 1987 pursuant to Ohio law. Although the separate account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 ("1940 Act"), the SEC does not supervise the management of us or the variable account.

Income, gains and losses credited to, or charged against the variable account reflect the variable account's own investment experience and not the investment experience of our other assets. The variable account's assets are held separately from our assets and in general are not chargeable with liabilities incurred in any of our other businesses. We are obligated to pay all amounts promised to you under the policy.

The variable account is divided into sub-accounts. You elect to have premiums allocated among the sub-accounts and the fixed account at the time of application.

We use the assets of each sub-account to buy shares of the underlying mutual funds based on your instructions. A policy's investment performance depends upon the performance of the underlying mutual funds chosen by you.

Each underlying mutual fund's prospectus contains more detailed information about that fund. Prospectuses for the underlying mutual funds should be read in conjunction with this prospectus.

Underlying mutual funds in the variable account are NOT publicly traded mutual funds. They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

The investment advisers of the underlying mutual funds may manage publicly traded mutual funds with similar names and objectives. However the underlying mutual funds are NOT directly related to any publicly traded mutual fund. YOU SHOULD NOT COMPARE THE PERFORMANCE OF A PUBLICLY TRADED FUND WITH THE PERFORMANCE OF UNDERLYING MUTUAL FUNDS PARTICIPATING IN THE VARIABLE ACCOUNT. The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

Changes of Investment Policy

We may materially change the investment policy of the variable account. We must inform you and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the overall interests of the policy owners or if it renders our operations hazardous to the public. If you object, the policy may be converted to a substantially comparable general account life insurance policy offered by us. You have the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of the change to make the conversion. We will not require evidence of insurability for this conversion.

Upon electing such a policy conversion, we will transfer the cash value of the policy (as of the conversion date) to the fixed account, which will provide for an amount of insurance not exceeding the policy's original death benefit. After the conversion, the policy will not be affected by the investment experience of any separate account.

Voting Rights

If you have allocated assets to the underlying mutual funds, you are entitled to certain voting rights. We will vote your shares at special shareholder meetings based on your instructions. However, if the law changes allowing us to vote in its own right, we may elect to do so.

If you have voting interests in an underlying mutual fund, you will be notified of issues requiring the shareholder's vote as soon as possible prior to the shareholder meeting. Notification will contain proxy materials and a form to return to us with your voting instructions. We will vote shares for which no instructions are received in the same proportion as those that are received.

The number of shares which you may vote is determined by dividing the cash value of the amount they have allocated to an underlying mutual fund by the net asset value of that underlying mutual fund. We will designate a date for this determination not more than 90 days before the shareholder meeting.

Material Conflicts

The underlying mutual funds may be offered through separate accounts of other insurance companies, as well as through our other separate accounts. We do not anticipate any disadvantage to this. However, it is possible that a conflict may arise between the interests of the variable account and one or more of the other separate accounts in which these underlying mutual funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the contract owners and those of other companies. If a material conflict occurs, we will take whatever steps are necessary to protect you and payees, including withdrawal of the variable account from participation in the underlying mutual fund(s) involved in the conflict.

Substitution of Securities

We may substitute, eliminate and/or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occur:

   1) shares of a current underlying mutual fund option are no longer available for investment; or

   2) further investment in an underlying mutual fund option is inappropriate.

No substitution, elimination, and/or combination of shares may take place without the prior approval of the SEC.

OTHER GENERAL INFORMATION
LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The policies offered by this prospectus are based upon actuarial tables which distinguish between men and women. Thus the policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this policy.

STATE REGULATION

We are subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering our operations for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves so that the Insurance Department may certify the items are correct. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, We are subject to regulation under the insurance laws of other jurisdictions in which it may operate.

ADVERTISING

We are ranked and rated by independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect our financial strength or claims-paying ability. The ratings are not intended to reflect the investment experience or financial strength of the variable account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend us or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

LEGAL PROCEEDINGS

We are a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on us.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements.


On October 29, 1998, we were named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint is brought as a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by us and the other named Nationwide affiliates which were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. No class has been certified. On June 11, 1999, we and the other named defendants filed a motion to dismiss the amended complaint. On March 8, 2000, the court denied the motion to dismiss the amended complaint filed by us and other named defendants. On January 25, 2002, the plaintiffs filed a motion for leave to amend their complaint to add three new named plaintiffs. On February 9, 2002, the plaintiffs filed a motion for class certification. The class has not been certified. Nationwide intends to defend this lawsuit vigorously.

On August 15, 2001, Nationwide was named in a lawsuit filed in Connecticut federal court titled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. On September 5, 2001, the plaintiffs amended their complaint to include class action allegations. The plaintiffs seek to represent a class of plan trustees who purchased variable annuities to fund qualified ERISA retirement plans. The amended complaint alleges that the retirement plans purchased variable annuity contracts from Nationwide which invested in mutual funds that were offered by separate mutual fund companies; that Nationwide was a fiduciary under ERISA and that Nationwide breached its fiduciary duty when it accepted certain fees from the mutual fund companies that purportedly were never disclosed by Nationwide; and that Nationwide violated ERISA by replacing many of the mutual funds originally included in the plaintiffs' annuities with "inferior" funds because the new funds purportedly paid more in revenue sharing. The amended complaint seeks disgourgement of fees by Nationwide and other unspecified compensatory damages. On November 15, 2001, Nationwide filed a motion to dismiss the amended complaint, which has not been decided. On December 3, 2001, the plaintiffs filed a motion for class certification. On January 15, 2002, the plaintiffs filed a response to Nationwide's motion to dismiss the amended complaint. On February 22, 2002, Nationwide filed a reply in support of its motion to dismiss.


There can be no assurance that any litigation relating to pricing or sales practices will not have a material adverse effect on us in the future.

The general distributor, Nationwide Investment Services Corporation, is not engaged in any litigation of any material nature.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The financial statements of Nationwide VLI
Separate Account- 4 and Nationwide Life Insurance Company for the periods indicated have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

REGISTRATION STATEMENT

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, for the policies discussed in this prospectus. However, the prospectus does not contain all the information included in the registration statement. The registration statement may also contain amendments and exhibits that are not included in the prospectus. The prospectus is meant to be a summary and explanation of the policy, which is the legal binding instrument for the policies. Please refer to your policy for additional information.

WHO IS THE GENERAL DISTRIBUTOR (PRINCIPAL UNDERWRITER) FOR THIS POLICY?

The general distributor (principal underwriter) for this policy is Nationwide Investment Services Corporation ("NISC" or "Nationwide Investment Scvs. Corporation for policies issued in the State of Michigan), Two Nationwide Plaza, Columbus, Ohio 43215. NISC is our wholly owned subsidiary. NISC was organized as an Oklahoma corporation on March 19, 1974.

HOW ARE THE POLICIES SOLD (DISTRIBUTED)?

The policies will be sold by licensed insurance agents in those states where the policies may lawfully be sold. Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the National Association of Securities Dealers, Inc. ("NASD"). The policies will be distributed by the general distributor, NISC pursuant to an agreement with us dated May 1, 2000. NISC is a wholly owned subsidiary of Nationwide and a member of the NASD.

NISC acts as general distributor for the following separate accounts, all of which are separate investment accounts of Nationwide or its affiliates:

  -   Nationwide VLI Separate Account-2;
  -   Nationwide VLI Separate Account-3;
  -   Nationwide VLI Separate Account-4;
  -   Nationwide VLI Separate Account-5;
  -   Nationwide Multi-Flex Variable Account;
  -   Nationwide Variable Account;
  -   Nationwide Variable Account-II;
  -   Nationwide Variable Account-4;
  -   Nationwide Variable Account-5;
  -   Nationwide Variable Account-6;
  -   Nationwide Variable Account-7;
  -   Nationwide Variable Account-8;
  -   Nationwide Variable Account-9;
  -   Nationwide Variable Account-10;
  -   Nationwide VA Separate Account-A;
  -   Nationwide VA Separate Account-B;
  -   Nationwide VA Separate Account-C;
  -   Nationwide VL Separate Account-A;
  -   Nationwide VL Separate Account-B;
  -   Nationwide VL Separate Account-C; and
  -   Nationwide VL Separate Account-D.

Gross first year commissions plus any expense allowance payment paid by us on the sale of these policies provided by NISC will not exceed 99% of the target premiums plus 4% of any excess premium payments. Gross renewal commissions in years 2 through 10 paid by Nationwide will not exceed 4% of actual premium payments, and will not exceed 2% in policy years 11 and thereafter.


No underwriting commissions have been paid by us to NISC.


NATIONWIDE INVESTMENT SERVICES CORPORATION DIRECTORS AND OFFICERS
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         POSITIONS AND OFFICES
NAME AND BUSINESS ADDRESS                                                                  WITH UNDERWRITER
------------------------------------------------------------------------------------------------------------------------------------
Joseph J. Gasper                                                               Director and Chairman of the Board

Richard A. Karas                                                                   Director and Vice Chairman

Mark R. Thresher                                                              Director, Senior Vice President and Treasurer

Duane C. Meek                                                                                   President

Robert A. Oakley                                                             Executive Vice President - Chief Financial Officer

Robert J. Woodward, Jr.                                                      Executive Vice President - Chief Investment Officer

Barbara J. Shane                                                                        Vice President - Compliance Officer

Alan A. Todryk                                                                              Vice President - Taxation

Carol L. Dove                                                                                 Associate Vice President -
                                                                                    Treasury Services and Assistant Treasurer

Glenn W. Soden                                                                          Associate Vice President and Secretary

John F. Delaloye                                                                                 Assistant Secretary

E. Gary Berndt                                                                                   Assistant Treasurer

Terry C. Smetzer                                                                                 Assistant Treasurer

The business address of the Directors and Officers listed above is One Nationwide Plaza, Columbus, Ohio 43215.

ADDITIONAL INFORMATION ABOUT NATIONWIDE

The life insurance business, including annuities, is the only business in which we are engaged.

We market our policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.

We serve as depositor for the following separate investment accounts, each of which is a registered investment company:

-        Nationwide Variable Account;
-        Nationwide Variable Account-II;
-        Nationwide Variable Account-3;
-        Nationwide Variable Account-4;
-        Nationwide Variable Account-5;
-        Nationwide Variable Account-6;
-        Nationwide Variable Account - 7;
-        Nationwide Variable Account-8;
-        Nationwide Variable Account-9;
-        Nationwide Variable Account-10;

-        Nationwide Variable Account-11;

-        MFS Variable Account;
-        Nationwide Multi-Flex Variable Account;
-        Nationwide VLI Separate Account;
-        Nationwide VLI Separate Account-2;
-        Nationwide VLI Separate Account-3;
-        Nationwide VLI Separate Account-4; and
-        Nationwide VLI Separate Account-5.

We, like other insurance companies, are subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.
We operate in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, we share employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.

We do not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. We share our home office, other facilities and equipment with Nationwide Mutual Insurance Company.

COMPANY MANAGEMENT


Nationwide and Nationwide Life and Annuity Insurance Company, together with Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Property and Casualty Insurance Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide group of companies. The companies listed above have substantially common boards of directors and officers.


Nationwide Financial Services, Inc. ("NFS") is the sole shareholder of Nationwide. NFS serves as a holding company for other financial institutions. Nationwide is the sole owner of Nationwide Life and Annuity Insurance Company.


Each of the directors and officers listed below is a director or officer respectively of at least one or more of the other major insurance affiliates of the Nationwide group of companies. The business address of the directors and officers listed below is One Nationwide Plaza, Columbus, OH 43215.

W. G. JURGENSEN has been Chief Executive Officer of Nationwide since August 2000, Chief Executive Officer-Elect from May to August 2000 and a Director of Nationwide since May 2000. Previously, he was Executive Vice President of Bank One Corporation from 1998 to 2000. Mr. Jurgensen was Executive Vice President of First Chicago NBD Corporation and Chairman of FCC National Bank from 1996 to 1998. Mr. Jurgensen has been with Nationwide for 2 years.

JOSEPH J. GASPER has been President and Chief Operating Officer and a Director of Nationwide since April 1996. Previously, he was Executive Vice President-Property and Casualty Operations of Nationwide from April 1995 to April 1996. He was Senior Vice President-Property and Casualty Operations of Nationwide from September 1993 to April 1995. Prior to that time, Mr. Gasper held various management positions with the Nationwide companies. Mr. Gasper has been with Nationwide for 35 years.

GALEN R. BARNES has been a Director of Nationwide since May 2001. He served as President of Nationwide Insurance Enterprise from April 1996 to April 1999. He was Director and Vice Chairman of the Wausau Insurance Companies, a Nationwide affiliate, from September 1996 to December 1998; and Director, President and Chief Operating Officer from May 1993 to September 1996. Mr. Barnes was Senior Vice President of Nationwide from May 1993 to April 1996. Prior to that time, Mr. Barnes held several positions within Nationwide. Mr. Barnes has been with Nationwide for 25 years.

RICHARD D. HEADLEY has been Executive Vice President of Nationwide since July 2000. Previously, he was Executive Vice President-Chief Information Technology Officer of Nationwide from August 1999 to August 2000, and Senior Vice President-Chief Information Technology Officer of Nationwide from October 1997 to May 1999. Prior to that time, Mr. Headley was Chairman and Chief Executive Officer of Banc One Services Corporation from 1992 to October 1997. Mr. Headley has been with Nationwide for 4 years.

MICHAEL S. HELFER has been Executive Vice President-Corporate Strategy of Nationwide since August 2000. He has been a Director of Nationwide since May 2001. Prior to that time, Mr. Helfer was a partner with Wilmer, Cutler and Pickering from 1978 to October 2000. Mr. Helfer has been with Nationwide for 2 years.

DONNA A. JAMES has been Executive Vice President-Chief Administrative Officer of Nationwide since July 2000 and a Director of Nationwide since May 2001. Ms. James was Senior Vice President-Chief Human Resources Officer from May 1999 to July 2000 and Senior Vice President-Human Resources of Nationwide from December 1997 to May 1999. Previously, she was Vice President-Human Resources of Nationwide from July 1996 to December 1997. Previously, Ms. James was Vice President-Assistant to the CEO of Nationwide from March 1996 to July 1996 and Associate Vice President-Assistant to the CEO from May 1994 to March 1996. Prior to that time, Ms. James held several positions within Nationwide. Ms. James has been with Nationwide for 20 years.

MICHAEL C. KELLER has been Executive Vice President-Chief Information Officer of Nationwide since June 2001. Prior to that time, Mr. Keller was Senior Vice President of Bank One from January 1998 to June 2001, and held various management positions with IBM from July 1982 to December 1997. Mr. Keller has been with Nationwide for 1 year.

ROBERT A. OAKLEY has been Executive Vice President-Chief Financial Officer of Nationwide since April 1995 and a Director of Nationwide since May 2001. Previously, he was Senior Vice President-Chief Financial Officer of Nationwide from October 1993 to April 1995. Prior to that time, Mr. Oakley held several positions within Nationwide. Mr. Oakley has been with Nationwide for 26 years.

ROBERT J. WOODWARD, JR. has been Executive Vice President-Chief Investment Officer of Nationwide since August 1995 and a Director of Nationwide since May 2001. Previously, he was Senior Vice President-Fixed Income Investments of Nationwide from March 1991 to August 1995. Prior to that time, Mr. Woodward held several positions within Nationwide. Mr. Woodward has been with Nationwide for 37 years.

JOHN R. COOK, JR. has been Senior Vice President-Chief Communications Officer of Nationwide since May 1997. Previously, Mr. Cook was Senior Vice President-Chief Communications Officer of USAA from July 1989 to May 1997. Mr. Cook has been with Nationwide for 5 years.

DAVID A. DIAMOND has been Senior Vice President-Corporate Strategy since December 2000. Previously, he was Senior Vice President-Corporate Controller of Nationwide from August 1999 to December 2000. He was Vice President-Controller of Nationwide from October 1993 to August 1996. Prior to that time, Mr. Diamond held several positions within Nationwide. Mr. Diamond has been with Nationwide for 13 years.

PHILIP C. GATH has been Senior Vice President-Chief Actuary-Nationwide Financial since May 1998. Previously, Mr. Gath was Vice President-Product
Manager-Individual Variable Annuity from July 1997 to May 1998, and Vice President-Individual Life Actuary from August 1989 to July 1997. Prior to that time, Mr. Gath held several positions within Nationwide. Mr. Gath has been with Nationwide for 33 years.

PATRICIA R. HATLER has been Senior Vice President, General Counsel and Secretary of Nationwide since April 2000, and was Senior Vice President and General Counsel from July 1999 to April 2000. Prior to that time, she was General Counsel and Corporate Secretary of Independence Blue Cross from 1983 to July 1999. Ms. Hatler has been with Nationwide for 3 years.

DAVID K. HOLLINGSWORTH has been Senior Vice President-President Nationwide Insurance Sales since August 2001. Mr. Hollingsworth has been with Nationwide for 12 years.

DAVID R. JAHN has been Senior Vice President-Product Management since November 2000. Mr. Jahn has been with Nationwide for 30 years.

RICHARD A. KARAS has been Senior Vice President-Sales-Financial Services of Nationwide since March 1993. Previously, he was Vice President-Sales-Financial Services of Nationwide from February 1989 to March 1993. Prior to that time, Mr. Karas held several positions within Nationwide. Mr. Karas has been with Nationwide for 37 years.

GREGORY S. LASHUTKA has been Senior Vice President-Corporate Relations of Nationwide since January 2000. Prior to that time, he was Mayor of the City of Columbus (Ohio) from January 1992 to December 1999. Mr. Lashutka has been with Nationwide for 2 years.

EDWIN P. MCCAUSLAND, JR. has been Senior Vice President-Fixed Income Securities since April 1998. Prior to joining Nationwide, he was Vice President-Managing Director of Massachusetts Life Insurance Company. Mr. McCausland has been with Nationwide for 5 years.

ROBERT H. MCNAGHTEN has been Senior Vice President-Real Estate Investments since November 2001. Prior to joining Nationwide in 1987 he was Executive Vice President with Buckeye Federal Savings & Loan. Mr. McNaghten has been with Nationwide for 15 years.

MICHAEL D. MILLER has been Senior Vice President-NI Finance since May 2001. Prior to joining Nationwide in 1985 he was P/C Accounting Manager with Celina Group. Mr. Miller has been with Nationwide for 17 years.

BRIAN W. NOCCO has been Senior Vice President and Treasurer of Nationwide since April 2001. Prior to that time, he was Executive Vice President of Imperial Bank and subsidiaries from May 1998 to June 2001. He was Senior Vice President-Chief Compliance Officer with The Chubb Corporation from 1994 to 1998 and Treasurer and Vice President-Finance of Continental Bank Corporation from 1986 to 1994. From 1974 to 1986 he held management positions in several companies. Mr. Nocco has been with Nationwide for 1 year.

MARK D. PHELAN has been Senior Vice President-Technology and Operations of Nationwide since December 2000. Prior to that time, he was Executive Vice President of Check Free Corporation from October 1992 to November 1997, Sales Vice President of AT&T Corporation from February 1982 to November 1992, and Operations Manager with IBM Corporation from April 1977 to February 1982. Mr. Phelan has been with Nationwide for 2 years.

DOUGLAS C. ROBINETTE has been Senior Vice President-Claims since November 2000. Prior to joining Nationwide, he was a CPA with KPMG LLP. Mr. Robinette has been with Nationwide for 15 years.

JOHN S. SKUBIK has been Senior Vice President-Strategic Initiatives since November 2001. Prior to joining Nationwide in 2001, Mr. Skubik was an Executive Vice President with Bank One.

MARK R. THRESHER has been Senior Vice President-Finance-Nationwide Financial since May 1999. Previously, he was Vice President-Controller of Nationwide from August 1996 to May 1999. He was Vice

President and Treasurer of Nationwide from June 1996 to August 1996. Prior to that time, Mr. Thresher served as a partner with KPMG LLP from July 1988 to May 1996. Mr. Thresher has been with Nationwide for 6 years.

RICHARD M. WAGGONER has been Senior Vice President-Operations since August 1999. Mr. Waggoner has been with Nationwide for 18 years.

SUSAN A. WOLKEN has been Senior Vice President-Product Management and Nationwide Financial Marketing since May 1999. Previously, she was Senior Vice President-Life Company Operations of Nationwide from June 1997 to May 1999. She was Senior Vice President-Enterprise Administration of Nationwide from July 1996 to June 1997. Prior to that time, she was Senior Vice President-Human Resources of Nationwide from April 1995 to July 1996, Vice President-Human Resources of Nationwide from September 1993 to April 1995, and Vice President-Individual Life and Health Operations from September 1993 to April 1995. Ms. Wolken has been with Nationwide for 27 years.

APPENDIX A: OBJECTIVES FOR UNDERLYING MUTUAL FUNDS

The underlying mutual funds listed below are designed primarily as investment vehicles for variable annuity contracts and variable life insurance policies issued by insurance companies.

There is no guarantee that the investment objectives will be met.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., A MEMBER OF THE AMERICAN CENTURY(SM) FAMILY OF INVESTMENTS.
American Century Variable Portfolios, Inc. was organized as a Maryland corporation in 1987. It is a diversified, open-end investment management company which offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. American Century Variable Portfolios, Inc. is managed by American Century Investment Management, Inc.

     AMERICAN CENTURY VP INCOME & GROWTH: CLASS I
     Investment Objective: Dividend growth, current income and capital appreciation. The Fund seeks to achieve its investment objective by investing in common stocks. The investment manager constructs the portfolio to match the risk characteristics of the S&P 500 Stock Index and then optimizes each portfolio to achieve the desired balance of risk and return potential. This includes targeting a dividend yield that exceeds that of the S&P 500. Such a management technique known as "portfolio optimization" may cause the Fund to be more heavily invested in some industries than in others. However, the Fund may not invest more than 25% of its total assets in companies whose principal business activities are in the same industry.

     AMERICAN CENTURY VP INTERNATIONAL: CLASS I
     Investment Objective: Capital growth. The Fund will seek to achieve its investment objective by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and, in the opinion of the investment manager, have potential for appreciation. Under normal conditions, the Fund will invest at least 65% of its assets in common stocks or other equity securities of issuers from at least three countries outside the United States. While securities of United States issuers may be included in the portfolio from time to time, it is the primary intent of the manager to diversify investments across a broad range of foreign issuers. Although the primary investment of the Fund will be common stocks (defined to include depository receipts for common stock and other equity equivalents), the Fund may also invest in other types of securities consistent with the Fund's objective. When the manager believes that the total capital growth potential of other securities equals or exceeds the potential return of common stocks, the Fund may invest up to 35% of its assets in such other securities.

     AMERICAN CENTURY VP ULTRA FUND: CLASS I
     Investment Objective: Capital growth by investing in common stocks of growing companies. The basis of the strategy used by the Fund is that, over the long term, stocks of companies with earnings and revenue growth have a greater than average chance to increase in value over time. This strategy looks for stocks of large companies with earnings and revenues that are not only growing, but growing at a successively faster or accelerating pace. Although most of the Fund's assets will be invested in U.S. companies, there is no limit on the amount of assets the Fund can invest in foreign companies. Most of the Fund's foreign investments are in companies located and doing business in developed countries.

     AMERICAN CENTURY VP VALUE: CLASS I
     Investment Objective: Long-term capital growth; income is a secondary objective. The equity securities in which the Fund will invest will be primarily securities of well-established companies with intermediate-to-large market capitalizations that are believed by management to be undervalued at the time of purchase. Under normal market conditions, the Fund expects to invest at least 80% of the value of its total assets in equity securities, including common and preferred stock, convertible preferred stock and convertible debt obligations.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.: INITIAL SHARES
The Dreyfus Socially Responsible Growth Fund, Inc. is an open-end, diversified, management investment company incorporated under Maryland law on July 20, 1992 and commenced operations on October 7, 1993. The Fund offers its share only as investment vehicles for variable annuity and variable life insurance products of insurance companies. The Dreyfus Corporation serves as the Fund's investment adviser. NCM Capital Management Group, Inc. serves as the Fund's sub-investment adviser and provides day-to-day management of the Fund's portfolio.

     Investment Objective: Capital growth through equity investment in companies that, in the opinion of the Fund's advisers, not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.

DREYFUS STOCK INDEX FUND, INC.: INITIAL SHARES
The Dreyfus Stock Index Fund, Inc. ("Fund") is an open-end, non-diversified, management investment company incorporated under Maryland law on January 24, 1989 and commenced operations on September 29, 1989. The Fund offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. The Dreyfus Corporation ("Dreyfus") serves as the Fund's manager, while Mellon Equity Associates, an affiliate of Dreyfus, serves as the Fund's index manager. Dreyfus is a wholly owned subsidiary of Mellon Bank, N.A., which is a wholly owned subsidiary of Mellon Bank Corporation.

     Investment Objective: To provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

DREYFUS VARIABLE INVESTMENT FUND
Dreyfus Variable Investment Fund ("Fund") is an open-end, management investment company. It was organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts on October 29, 1986 and commenced operations on August 31, 1990. The Fund offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. The Dreyfus Corporation serves as the Fund's manager. Fayez Sarofim & Company serves as the sub-adviser and provides day-to-day management of the portfolio.

     APPRECIATION PORTFOLIO: INITIAL SHARES
     Investment Objective: Primarily long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. This Portfolio invests primarily in the common stocks of domestic and foreign issuers.

FEDERATED INSURANCE SERIES
Federated Insurance Series (the "Trust"), an open-end management investment company, was established as a Massachusetts business trust, under a Declaration of Trust dated September 15, 1993. The Trust offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. Federated Investment Management Company serves as the investment adviser.

     FEDERATED QUALITY BOND FUND II: PRIMARY SHARES
     Investment Objective: Current income by investing in investment grade fixed income securities.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
The Fidelity Variable Insurance Products Fund ("VIP") is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. Shares of VIP are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. Fidelity Management & Research Company ("FMR") is the manager for VIP and its portfolios.

     VIP EQUITY-INCOME PORTFOLIO: SERVICE CLASS
     Investment Objective: Reasonable income by investing primarily in income-producing equity securities. In choosing these securities FMR also will consider the potential for capital appreciation.

     The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

     VIP GROWTH PORTFOLIO: SERVICE CLASS
     Investment Objective: Capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less well-known companies which may have a narrow product line or whose securities are thinly traded. These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other underlying mutual funds. It is also important to point out that this Portfolio makes sense for you if you can afford to ride out changes in the stock market because it invests primarily in common stocks. FMR can also make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.

     VIP HIGH INCOME PORTFOLIO: SERVICE CLASS
     Investment Objective: High level of current income by investing primarily in high-risk, lower-rated, high-yielding, fixed-income securities, while also considering growth of capital. FMR will seek high current income normally by investing the Portfolio's assets as follows:

       - at least 65% in income-producing debt securities and preferred stocks, including convertible securities; and

       - up to 20% in common stocks and other equity securities when consistent with the Portfolio's primary objective or acquired as part of a unit combining fixed-income and equity securities

     Higher yields are usually available on securities that are lower-rated or that are unrated. Lower-rated securities are usually defined as Ba or lower by Moody's Investor Service, Inc. ("Moody's"); BB or lower by Standard & Poor's and may be deemed to be of a speculative nature. The Portfolio may also purchase lower-quality bonds such as those rated Ca3 by Moody's or C-by Standard & Poor's which provide poor protection for payment of principal and interest (commonly referred to as "junk bonds"). For a further discussion of lower-rated securities, please see the "Risks of Lower-Rated Debt Securities" section of the Portfolio's prospectus.

     VIP OVERSEAS PORTFOLIO: SERVICE CLASS
     Investment Objective: Long-term capital growth primarily through investments in foreign securities. This Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside the United States.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
The Fidelity Variable Insurance Products Fund II ("VIP II") is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. VIP II's shares are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. Fidelity Management & Research Company ("FMR") is the manager of VIP II and its portfolios.

     VIP II CONTRAFUND(R) PORTFOLIO: SERVICE CLASS
     Investment Objective: Capital appreciation by investing primarily in companies that FMR believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The Portfolio primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
The Fidelity Variable Insurance Products Fund III ("VIP III") is an open-end, diversified, management investment company organized as a Massachusetts business trust on July 14, 1994. VIP III's shares are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. Fidelity Management & Research Company ("FMR") is the manager of VIP III and it's portfolios.


     VIP III VALUE STRATEGIES PORTFOLIO: SERVICE CLASS
     Investment Objective: Capital appreciation. The Portfolio pursues its objective by investing primarily in common stocks.

GARTMORE VARIABLE INSURANCE TRUST
Gartmore Variable Insurance Trust (formerly, Nationwide Separate Account Trust) ("GVIT") is an open-end management investment company created under the laws of Massachusetts. GVIT offers shares in the mutual funds listed below, each with its own investment objectives. Shares of GVIT will be sold primarily to separate accounts to fund the benefits under variable life insurance policies and variable annuity contracts issued by life insurance companies. Gartmore Global Asset Management Trust, an indirect subsidiary of Nationwide Mutual Insurance Company, manages the assets of the Gartmore GVIT Emerging Markets Fund and Gartmore GVIT International Growth Fund. The remaining assets of GVIT are managed by Gartmore Mutual Fund Capital Trust ("GMF"), an indirect subsidiary of Nationwide Financial Services, Inc.

     COMSTOCK GVIT VALUE FUND: CLASS I
     Subadviser: Van Kampen Asset Management Inc.
     Investment Objective: Capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks. Under normal market conditions, Van Kampen Asset Management Inc. seeks to achieve the Fund's investment objective by investing in a portfolio of equity securities, consisting principally of common stocks.

     DREYFUS GVIT MID CAP INDEX FUND: CLASS I
     Subadviser: The Dreyfus Corporation
     Investment Objective: Capital appreciation. Under normal conditions, the Fund invests at least 80% of its net assets in equity securities of companies included in the Standard & Poor's MidCap 400 Index and in derivative instruments linked to the S&P 400. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

     FEDERATED GVIT HIGH INCOME BOND FUND:
     CLASS I
     Subadviser: Federated Investment Counseling
     Investment Objective: To provide high current income. Under normal conditions, the Fund invests at least 80% of the Fund's net assets in corporate bonds that are rated BBB or lower by a rating agency or that are unrated but of comparable quality. Such funds are commonly referred to as "junk bonds."

     GARTMORE GVIT EMERGING MARKETS FUND: CLASS I
     Subadviser: Gartmore Global Partners
     Investment Objective: Long term capital growth. Under normal conditions, the Fund invests at least 80% of its net assets in equity securities of companies located in emerging market or developing countries or that derive a significant portion of their earnings or revenue from emerging market countries.

     GARTMORE GVIT GLOBAL FINANCIAL SERVICES FUND: CLASS I
     Subadviser: Gartmore Global Partners
     Investment Objective: Long-term capital growth. To achieve its objective, the Fund normally invests at least 80% of its net assets in equity securities issued by U.S. and foreign companies with business operations in the financial services sector. These companies will be economically tied to a number of countries throughout the world, including the United States.

     GARTMORE GVIT GLOBAL HEALTH SCIENCES FUND: CLASS I
     Investment Objective: Long-term capital appreciation. To achieve its objective, the Fund normally invests at least 80% of its assets in equity securities issued by U.S. and foreign companies engaged in the development, production, or distribution of products and services that have a health sciences orientation (those that focus on maintaining or improving one's quality of life). These companies will be economically tied to a number of countries throughout the world, including the United States.

     GARTMORE GVIT GLOBAL TECHNOLOGY AND COMMUNICATIONS FUND: CLASS I Investment Objective: Long term capital appreciation by investing under normal conditions at least 80% of its net assets in equity securities issued by companies with business operations in technology and communications and/or technology and communication related industries. These companies will be tied economically to a number of countries throughout the world, including the United States.

     GARTMORE GVIT GLOBAL UTILITIES FUND: CLASS I
     Subadviser: Gartmore Global Partners
     Investment Objective: Long-term capital growth. To achieve its objective, the Fund normally invests at least 80% of its net assets in equity securities issued by U.S. and foreign companies with business operations in the utilities sector. These companies will be economically tied to a number of countries throughout the world, including the United States.

     GARTMORE GVIT GOVERNMENT BOND FUND: CLASS I
     Investment Objective: Seeks as high a level of income as is consistent with the preservation of capital. Under normal conditions, the Fund invests at least 80% of its net assets in U.S. government and agency bonds, bills and notes. The duration of the Fund will typically be four to six years.

     GARTMORE GVIT GROWTH FUND: CLASS I
     Investment Objective: Long-term capital appreciation. The Fund invests primarily in large capitalization companies. The Fund looks for companies whose earnings are expected to grow faster than other companies in the market.

     GARTMORE GVIT INTERNATIONAL GROWTH FUND: CLASS I
     Subadviser: Gartmore Global Partners
     Investment Objective: Long term capital growth by investing primarily in equity securities of companies in Europe, Australia, the Far East and other regions, including developing countries.

     GARTMORE GVIT INVESTOR DESTINATIONS FUNDS

          GARTMORE GVIT INVESTOR DESTINATIONS CONSERVATIVE FUND
          Investment Objective: To maximize total investment return by seeking income and, secondarily, long term growth of capital. The Fund invests in a target allocation mix of 10% large cap U.S. stocks, 5% mid cap U.S. stocks, 5% international stocks, 35% bonds, and 45% short-term investments.

          GARTMORE GVIT INVESTOR DESTINATIONS MODERATELY CONSERVATIVE FUND Investment Objective: To maximize total investment return by seeking income and, secondarily, growth of capital. The Fund invests in a target allocation mix of 20% large cap U.S. stocks, 10% mid cap U.S. stocks, 10% international stocks, 35% bonds, and 25% short-term investments.

          GARTMORE GVIT INVESTOR DESTINATIONS MODERATE FUND
          Investment Objective: To maximize total investment return by seeking growth of capital and income. The Fund invests in a target allocation mix of 30% large cap U.S. stocks, 10% mid cap U.S. stocks, 5% small cap U.S. stocks, 15% international stocks, 25% bonds, and 15% short-term investments.

          GARTMORE GVIT INVESTOR DESTINATIONS MODERATELY AGGRESSIVE FUND Investment Objective: To maximize total investment return primarily by seeking growth of capital, but also income. The Fund invests in a target allocation mix of 35% large cap U.S. stocks, 15% mid cap U.S. stocks, 5% small cap U.S. stocks, 25% international stocks, 15% bonds, and 5% short-term investments.

         GARTMORE GVIT INVESTOR DESTINATIONS AGGRESSIVE FUND
         Investment Objective: To maximize total investment return primarily by seeking growth of capital. The Fund invests in a target allocation mix of 40% large cap U.S. stocks, 15% mid cap U.S. stocks, 10% small cap U.S. stocks, 30% international funds, and 5% bonds.

     GARTMORE GVIT MONEY MARKET FUND: CLASS I
     Investment Objective: As high a level of current income as is consistent with the preservation of capital and maintenance of liquidity. The Fund invests in high-quality money market obligations maturing in 397 days or less.

     GARTMORE GVIT NATIONWIDE LEADERS FUND: CLASS I
     Investment Objective: High total return from a concentrated portfolio of U.S. securities. To achieve its objective, the Fund typically invests at least 80% of its net assets in equity securities, primarily in common stocks and convertible securities of U.S. leaders. A U.S. leader is a company with a strong and improving franchise that is well positioned to take advantage of opportunities in the marketplace. The Fund typically invests in a core group of 20 to 30 common stocks of large capitalization companies.

     GARTMORE GVIT TOTAL RETURN FUND: CLASS I
     Investment Objective: Seeks total return through a flexible combination of capital appreciation and current income. The Fund invests primarily in common stocks and convertible securities.

     GARTMORE GVIT U.S. GROWTH LEADERS FUND: CLASS I
     Investment Objective: Long-term capital growth. To achieve its objective, the Fund normally invests at least 80% of its net assets in equity securities of U.S. growth leaders. The Fund will invest in companies whose earnings are expected to grow faster than other companies in the market. The Fund typically invests in a core group of 20 to 30 common stocks of large capitalization companies.

     GARTMORE GVIT WORLDWIDE LEADERS FUND:
     CLASS I
     Subadviser: Gartmore Global Partners
     Investment Objective: Long-term capital growth. Under normal conditions, the Fund invests at least 80% of its net assets in equity securities of companies located throughout the world considered to be leaders.

     GVIT SMALL CAP GROWTH FUND: CLASS I
     Subadvisers: Neuberger Berman, LLC and Waddell & Reed Investment Management Company
     Investment Objective: Seeks capital growth by investing in a broadly diversified portfolio of equity securities issued by U.S. and foreign companies with market capitalizations in the range of companies represented by the Russell 2000, known as small cap companies. Under normal conditions, the Fund will invest at least 80% of its net assets in the equity securities of small cap companies.

     GVIT SMALL CAP VALUE FUND: CLASS I
     Subadviser: The Dreyfus Corporation
     Investment Objective: Capital appreciation. Under normal conditions, the Fund invests at least 80% of its net assets in equity securities of small capitalization companies. These are companies whose equity market capitalizations at the time of investment are similar to the market capitalizations of companies in the Russell 2000 Index. The Fund will invest in stocks of U.S. and foreign companies which the portfolio managers believe qualify as "value" companies.

     GVIT SMALL COMPANY FUND: CLASS I
     Subadvisers: The Dreyfus Corporation, Neuberger Berman, LLC, Gartmore Global Partners, Strong Capital Management, Inc. and Waddell & Reed Investment Management Company
     Investment Objective: Long-term growth of capital. Under normal conditions, the Fund will invest at least 80% of its net assets in equity securities issued by small capitalization companies. These are companies whose equity market capitalizations at the time of investment are similar to the market capitalizations of companies in the Russell 2000 Index.

     J.P. MORGAN GVIT BALANCED FUND: CLASS I
     Subadviser: J.P. Morgan Investment Management, Inc.

     Investment Objective: A high total return from a diversified portfolio of equity and fixed income securities. Under normal conditions, the Fund invests approximately 50% of its net assets in equity securities and 30% of its net assets in fixed income securities (including U.S. government corporate, mortgage-backed and asset-backed securities). The equity securities held by the Fund generally are common stocks of large and medium sized companies included in the Standard & Poor's 500 Index.

     MAS GVIT MULTI SECTOR BOND FUND: CLASS I
     Subadviser: Miller, Anderson & Sherrerd, LLP
     Investment Objective: Primarily seeks above average total return over a market cycle of three to five years. The Fund invests in a diversified portfolio of U.S. and foreign fixed income securities, including high yield securities (commonly referred to as "junk bonds") and emerging markets securities.

     STRONG GVIT MID CAP GROWTH FUND: CLASS I
     Subadviser: Strong Capital Management Inc.
     Investment Objective: Capital growth by focusing on common stocks of U.S. and foreign companies that the subadviser believes are reasonably priced and have above-average growth potential. Under normal conditions, the Fund invests at least 80% of its net assets in equity securities issued by mid capitalization companies.

JANUS ASPEN SERIES
The Janus Aspen Series is an open-end management investment company whose shares are offered in connection with investment in and payments under variable annuity contracts and variable life insurance policies, as well as certain qualified retirement plans. Janus Capital Corporation serves as investment adviser to each Portfolio.

     CAPITAL APPRECIATION PORTFOLIO: SERVICE SHARES
     Investment Objective: Long-term growth of capital by investing primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

     GLOBAL TECHNOLOGY PORTFOLIO: SERVICE SHARES
     Investment Objective: Long-term growth of capital by investing primarily in equity securities of U.S. and foreign companies selected for their growth potential. Under normal circumstances, the Portfolio invests at least 65% of its total assets in securities of companies that the Portfolio manager believes will benefit significantly from advances or improvements in technology.

     INTERNATIONAL GROWTH PORTFOLIO: SERVICE SHARES
     Investment Objective: Long-term growth of capital by investing at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries, or even a single country.


NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST ("AMT")
Neuberger Berman AMT is an open-end, diversified management investment company that offers its portfolios in connection with variable annuity contracts and variable life insurance policies, and certain qualified plans. Prior to May 1, 2000, the portfolios invested through a two-tier master/feeder structure, whereby each portfolio invested its assets in another fund that served as a corresponding "master series;" the master series invested in securities. Effective May 1, 2000, the portfolios converted to a conventional one-tier structure, whereby each portfolio holds its securities directly. Neuberger Berman Management Inc. is the investment adviser.

     AMT GUARDIAN PORTFOLIO
     Investment Objective: Long-term capital growth, with current income as a secondary objective. The Portfolio pursues these goals by investing mainly in common stocks of large-capitalization companies.

     AMT MID-CAP GROWTH PORTFOLIO
     Investment Objective: Capital growth. The Portfolio pursues this goal by investing mainly in common stocks of mid-capitalization companies. The managers look for fast-growing companies that are in new or rapidly evolving industries and seek to reduce risk by diversifying among many companies, industries and sectors.

     AMT PARTNERS PORTFOLIO
     Investment Objective: Capital growth. The Portfolio pursues its goal by investing mainly in common stocks of mid- to large-capitalization companies.

OPPENHEIMER VARIABLE ACCOUNT FUNDS
The Oppenheimer Variable Account Funds are an open-end, diversified management investment company organized as a Massachusetts business trust in 1984. Shares of the Funds are sold to provide benefits under variable life insurance policies and variable annuity contracts. OppenheimerFunds, Inc. is the investment adviser.

     OPPENHEIMER AGGRESSIVE GROWTH FUND/VA: INITIAL CLASS
     Investment Objective: Capital appreciation by investing in "growth type" companies. Such companies are believed to have relatively favorable long-term prospects for increasing demand for their goods or services, or to be developing new products, services or markets and normally retain a relatively larger portion of their earnings for research, development and investment in capital assets. The Fund may also invest in cyclical industries in "special situations" that OppenheimerFunds, Inc. believes present opportunities for capital growth.

     OPPENHEIMER CAPITAL APPRECIATION FUND/VA: INITIAL CLASS
     Investment Objective: Capital appreciation by investing in securities of well-known established companies. Such securities generally have a history of earnings and dividends and are issued by seasoned companies (companies which have an operating history of at least five years including predecessors). Current income is a secondary consideration in the selection of the Fund's portfolio securities.

     OPPENHEIMER GLOBAL SECURITIES FUND/VA: INITIAL CLASS
     Investment Objective: Long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special appreciation possibilities. These securities may be considered speculative.

     OPPENHEIMER MAIN STREET GROWTH & INCOME FUND/VA: INITIAL CLASS
     Investment Objective: High total return, which stocks, preferred stocks, convertible securities and warrants. Debt investments will include bonds, participation includes growth in the value of its shares as well as current income from quality and debt securities. In seeking its investment objectives, the Fund may invest in equity and debt securities. Equity investments will include common interests, asset-backed securities, private-label mortgage-backed securities and CMOs, zero coupon securities and U.S. debt obligations, and cash and cash equivalents. From time to time, the Fund may focus on small to medium capitalization issuers, the securities of which may be subject to greater price volatility than those of larger capitalized issuers.

STRONG OPPORTUNITY FUND II, INC.
The Strong Opportunity Fund II, Inc. is a diversified, open-end management company commonly called a mutual fund. The Strong Opportunity Fund II, Inc. was incorporated in Wisconsin and may only be purchased by the separate accounts of insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Strong Capital Management, Inc. is the investment adviser for the Fund.

     Investment Objective: Capital appreciation through investments in a diversified portfolio of equity securities.

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

The Universal Institutional Funds, Inc. is a mutual fund designed to provide investment vehicles for variable annuity contracts and variable life insurance policies and for certain tax-qualified investors.

     EMERGING MARKETS DEBT PORTFOLIO
     Investment Objective: High total return by investing primarily in dollar and non-dollar denominated fixed income securities of government and government-related issuers located in emerging market countries, which securities provide a high level of current income, while at the same time holding the potential for capital appreciation if the perceived creditworthiness of the issuer improves due to improving economic, financial, political, social or other conditions in the country in which the issuer is located. Morgan Stanley Dean Witter Investment Management, Inc. is the Portfolio's investment adviser.

     U. S. REAL ESTATE PORTFOLIO
     Investment Objective: Long-term capital growth by investing principally in a diversified portfolio of securities of companies operating in the real estate industry ("Real Estate Securities"). Current income is a secondary consideration. Real Estate Securities include equity securities, including common stocks and convertible securities, as well as non-convertible preferred stocks and debt securities of real estate industry companies. A "real estate industry company" is a company that derives at least 50% of its assets (marked to market), gross income or net profits from the ownership, construction, management or sale of residential, commercial or industrial real estate. Under normal market conditions, at least 65% of the Portfolio's total assets will be invested in Real Estate Securities, primarily equity securities of real estate investment trusts. The Portfolio may invest up to 25% of its total assets in securities issued by foreign issuers, some or all of which may also be Real Estate Securities. Morgan Stanley Asset Management, Inc. serves as the Portfolio's investment adviser.

APPENDIX A:  ILLUSTRATIONS OF CASH VALUES, CASH SURRENDER VALUES, AND DEATH
             BENEFITS

The illustrations in this prospectus have been prepared to help show how values under the policies change with investment performance. The illustrations illustrate how cash values, cash surrender values and death benefits under a policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6% or 12% over a period of years, but fluctuates above or below those averages for individual years, the cash values, cash surrender values and death benefits may be different. For hypothetical returns of 0% and 6%, the illustrations also illustrate when the policies would go into default at which time additional premium payments would be required to continue the policy in force. The illustrations also assume there is no policy indebtedness, no additional premium payments are made, no cash values are allocated to the fixed account, and there are no changes in the specified amount or death benefit option.

The amounts shown for the cash value, cash surrender value and death benefit as of each policy anniversary reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross return. This is due to the deduction of underlying mutual fund investment advisory fees and other expenses, which are equivalent to an annual effective rate of 0.96%. This effective rate is based on the average of the fund expenses, after expense reimbursement, for the preceding year for all underlying mutual fund options available under the policy as of December 31, 2001. Some underlying mutual funds are subject to expense reimbursements and fee waivers. Absent expense reimbursement and fee waivers, the annual effective rate would have been 0.69%. Nationwide anticipates that the expense reimbursement and fee waiver arrangements will continue past the current year. Should there be an increase or decrease in the expense reimbursements or fee waivers of these underlying mutual funds, such change will be reflected in the net asset value of the corresponding underlying mutual fund.

Taking into account the underlying mutual fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -0.96%, 5.0% and 11.04%.

The illustrations also reflect the fact that Nationwide makes monthly charges for providing insurance protection, recovering taxes, providing for administrative expenses, and assuming mortality and expense risks. Current values reflect current cost of insurance charges and guaranteed values reflect the maximum cost of insurance charges guaranteed in the policy. The values shown are for policies which are issued as standard. Policies issued on a substandard basis would result in lower cash values and death benefits than those illustrated.

The illustrations also reflect the fact that no charges for federal or state income taxes are currently made against the variable account. If such a charge is made in the future, it will require a higher gross investment return than illustrated in order to produce the net after-tax returns shown in the illustrations.
     Upon request, Nationwide will furnish a comparable illustration based on the proposed insured's age, sex, smoking classification, rating classification and premium payment requested.

APPENDIX A:  ILLUSTRATIONS OF CASH VALUES, CASH SURRENDER VALUES, AND DEATH
             BENEFITS

The illustrations in this prospectus have been prepared to help show how values under the policies change with investment performance. The illustrations illustrate how cash values, cash surrender values and death benefits under a policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6% or 12% over a period of years, but fluctuates above or below those averages for individual years, the cash values, cash surrender values and death benefits may be different. For hypothetical returns of 0% and 6%, the illustrations also illustrate when the policies would go into default, at which time additional premium payments would be required to continue the policy in force. The illustrations also assume there is no policy indebtedness, no additional premium payments are made, no cash values are allocated to the fixed account, and there are no changes in the specified amount or death benefit option.

The amounts shown for the cash value, cash surrender value and death benefit as of each policy anniversary reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross return. This is due to the deduction of underlying mutual fund investment advisory fees and other expenses, which are equivalent to an annual effective rate of 0.96%. This effective rate is based on the average of the fund expenses, after expense reimbursement, for the preceding year for all underlying mutual fund options available under the policy as of December 31, 2001. Some underlying mutual funds are subject to expense reimbursements and fee waivers. Absent expense reimbursement and fee waivers, the annual effective rate would have been 0.69%. Nationwide anticipates that the expense reimbursement and fee waiver arrangements will continue past the current year. Should there be an increase or decrease in the expense reimbursements or fee waivers of these underlying mutual funds, such change will be reflected in the net asset value of the corresponding underlying mutual fund.

Taking into account the underlying mutual fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -0.96%, 5.0% and 11.04%.

The illustrations also reflect the fact that Nationwide makes monthly charges for providing insurance protection, recovering taxes, providing for administrative expenses, and assuming mortality and expense risks. Current values reflect current cost of insurance charges and guaranteed values reflect the maximum cost of insurance charges guaranteed in the policy. The values shown are for policies which are issued as standard. Policies issued on a substandard basis would result in lower cash values and death benefits than those illustrated.

The illustrations also reflect the fact that no charges for federal or state income taxes are currently made against the variable account. If such a charge is made in the future, it will require a higher gross investment return than illustrated in order to produce the net after-tax returns shown in the illustrations.
     Upon request, Nationwide will furnish a comparable illustration based on the proposed insured's age, sex, smoking classification, rating classification and premium payment requested.

APPENDIX B:  ILLUSTRATIONS OF CASH VALUES, CASH SURRENDER VALUES, AND DEATH
             BENEFITS

                                         $12,150 ANNUAL PREMIUM: $1,000,000 SPECIFIED AMOUNT
                        MALE: NON-TOBACCO PREFERRED, ISSUE AGE 55 FEMALE: NON-TOBACCO PREFERRED, ISSUE AGE 55

                                                  OPTION 1 CURRENT VALUES


                          0% HYPOTHETICAL                    6% HYPOTHETICAL                       12% HYPOTHETICAL
                      GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN
                      -----------------------            -----------------------               -----------------------

             PREMIUMS
            PAID PLUS                  CASH                                 CASH                                   CASH
POLICY       INTEREST      CASH        SURR        DEATH        CASH        SURR        DEATH         CASH         SURR        DEATH
  YEAR          AT 5%     VALUE       VALUE      BENEFIT       VALUE       VALUE      BENEFIT        VALUE        VALUE      BENEFIT
  ----          -----     -----       -----      -------       -----       -----      -------        -----        -----      -------

     1       12,758       8,838           -    1,000,000       9,430           -    1,000,000       10,023          289    1,000,000

     2       26,153      17,504       7,014    1,000,000      19,232       8,742    1,000,000       21,033       10,543    1,000,000

     3       40,218      25,988      16,602    1,000,000      29,411      20,025    1,000,000       33,118       23,733    1,000,000

     4       54,986      36,424      27,590    1,000,000      42,180      33,346    1,000,000       48,652       39,819    1,000,000

     5       70,493      46,631      38,901    1,000,000      55,431      47,701    1,000,000       65,698       57,969    1,000,000

     6       86,775      56,621      49,996    1,000,000      69,193      62,567    1,000,000       84,419       77,793    1,000,000

     7      103,872      66,352      60,831    1,000,000      83,441      77,920    1,000,000      104,935       99,414    1,000,000

     8      121,823      75,824      71,407    1,000,000      98,193      93,776    1,000,000      127,428      123,011    1,000,000

     9      140,671      85,043      81,731    1,000,000     113,472     110,159    1,000,000      152,100      148,787    1,000,000

    10      160,462      94,009      91,248    1,000,000     129,297     126,536    1,000,000      179,171      176,410    1,000,000

    11      181,243     102,738     100,530    1,000,000     145,705     143,496    1,000,000      208,899      206,691    1,000,000

    12      203,063     111,271     109,615    1,000,000     162,757     161,101    1,000,000      241,593      239,937    1,000,000

    13      225,973     119,612     118,508    1,000,000     180,484     179,379    1,000,000      277,556      276,452    1,000,000

    14      250,030     127,765     127,213    1,000,000     198,915     198,363    1,000,000      317,125      316,573    1,000,000

    15      275,289     135,733     135,733    1,000,000     218,083     218,083    1,000,000      360,670      360,670    1,000,000

    16      301,810     144,481     144,481    1,000,000     239,466     239,466    1,000,000      410,912      410,912    1,000,000

    17      329,658     153,010     153,010    1,000,000     261,765     261,765    1,000,000      466,453      466,453    1,000,000

    18      358,899     161,204     161,204    1,000,000     284,921     284,921    1,000,000      527,801      527,801    1,000,000

    19      389,601     168,970     168,970    1,000,000     308,902     308,902    1,000,000      595,561      595,561    1,000,000

    20      421,839     176,228     176,228    1,000,000     333,690     333,690    1,000,000      670,442      670,442    1,000,000

    21      455,688     182,884     182,884    1,000,000     359,265     359,265    1,000,000      753,259      753,259    1,000,000

    22      491,230     188,804     188,804    1,000,000     385,581     385,581    1,000,000      844,956      844,956    1,000,000

    23      528,549     193,824     193,824    1,000,000     412,585     412,585    1,000,000      946,648      946,648    1,000,000

    24      567,734     197,746     197,746    1,000,000     440,210     440,210    1,000,000    1,059,331    1,059,331    1,112,298

    25      608,878     200,314     200,314    1,000,000     468,375     468,375    1,000,000    1,183,824    1,183,824    1,243,016

    26      652,080     200,764     200,764    1,000,000     496,687     496,687    1,000,000    1,321,288    1,321,288    1,387,352

    27      697,441     199,111     199,111    1,000,000     525,314     525,314    1,000,000    1,473,051    1,473,051    1,546,704

    28      745,071     194,921     194,921    1,000,000     554,182     554,182    1,000,000    1,640,535    1,640,535    1,722,561

    29      795,082     187,638     187,638    1,000,000     583,211     583,211    1,000,000    1,825,275    1,825,275    1,916,539

    30      847,594     176,568     176,568    1,000,000     612,332     612,332    1,000,000    2,028,933    2,028,933    2,130,379

ASSUMPTIONS:

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)    CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                                      42.1



                                         $12,150 ANNUAL PREMIUM: $1,000,000 SPECIFIED AMOUNT
                        MALE: NON-TOBACCO PREFERRED, ISSUE AGE 55 FEMALE: NON-TOBACCO PREFERRED, ISSUE AGE 55

                                                OPTION 1 GUARANTEED VALUES

                      0% HYPOTHETICAL                    6% HYPOTHETICAL                      12% HYPOTHETICAL
                  GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN
                  -----------------------            -----------------------               -----------------------

            PREMIUMS
           PAID PLUS                    CASH                                 CASH                                  CASH
POLICY      INTEREST        CASH        SURR        DEATH        CASH        SURR        DEATH        CASH         SURR        DEATH
  YEAR         AT 5%       VALUE       VALUE      BENEFIT       VALUE       VALUE      BENEFIT       VALUE        VALUE      BENEFIT
  ----         -----       -----       -----      -------       -----       -----      -------       -----        -----      -------

     1        12,758       7,632           -    1,000,000       8,185           -    1,000,000       8,740            -    1,000,000

     2        26,153      15,013       4,523    1,000,000      16,589       6,098    1,000,000      18,233        7,743    1,000,000

     3        40,218      22,124      12,738    1,000,000      25,195      15,809    1,000,000      28,531       19,145    1,000,000

     4        54,986      32,213      23,379    1,000,000      37,363      28,529    1,000,000      43,167       34,333    1,000,000

     5        70,493      41,926      34,197    1,000,000      49,832      42,103    1,000,000      59,066       51,337    1,000,000

     6        86,775      51,229      44,604    1,000,000      62,576      55,950    1,000,000      76,319       69,693    1,000,000

     7       103,872      60,078      54,557    1,000,000      75,555      70,034    1,000,000      95,013       89,492    1,000,000

     8       121,823      68,409      63,992    1,000,000      88,712      84,295    1,000,000     115,233      110,816    1,000,000

     9       140,671      76,143      72,831    1,000,000     101,970      98,657    1,000,000     137,056      133,743    1,000,000

    10       160,462      83,191      80,431    1,000,000     115,241     112,481    1,000,000     160,567      157,806    1,000,000

    11       181,243      89,454      87,245    1,000,000     128,427     126,219    1,000,000     185,858      183,650    1,000,000

    12       203,063      94,827      93,171    1,000,000     141,421     139,765    1,000,000     213,040      211,383    1,000,000

    13       225,973      99,201      98,097    1,000,000     154,111     153,007    1,000,000     242,242      241,138    1,000,000

    14       250,030     102,448     101,896    1,000,000     166,366     165,814    1,000,000     273,615      273,063    1,000,000

    15       275,289     104,398     104,398    1,000,000     178,013     178,013    1,000,000     307,312      307,312    1,000,000

    16       301,810     105,549     105,549    1,000,000     189,984     189,984    1,000,000     345,435      345,435    1,000,000

    17       329,658     104,852     104,852    1,000,000     200,927     200,927    1,000,000     386,627      386,627    1,000,000

    18       358,899     101,876     101,876    1,000,000     210,436     210,436    1,000,000     431,135      431,135    1,000,000

    19       389,601      96,094      96,094    1,000,000     218,016     218,016    1,000,000     479,280      479,280    1,000,000

    20       421,839      86,904      86,904    1,000,000     223,101     223,101    1,000,000     531,519      531,519    1,000,000

    21       455,688      73,628      73,628    1,000,000     225,054     225,054    1,000,000     588,506      588,506    1,000,000

    22       491,230      55,509      55,509    1,000,000     223,159     223,159    1,000,000     651,160      651,160    1,000,000

    23       528,549      31,672      31,672    1,000,000     216,582     216,582    1,000,000     720,733      720,733    1,000,000

    24       567,734       1,023       1,023    1,000,000     204,280     204,280    1,000,000     798,908      798,908    1,000,000

    25       608,878     *     -     *     -      *     -     184,852     184,852    1,000,000     887,932      887,932    1,000,000

    26       652,080     *     -     *     -      *     -     156,358     156,358    1,000,000     990,504      990,504    1,040,029

    27       697,441     *     -     *     -      *     -     116,120     116,120    1,000,000   1,104,320    1,104,320    1,159,536

    28       745,071     *     -     *     -      *     -      60,413      60,413    1,000,000   1,229,094    1,229,094    1,290,548

    29       795,082     *     -     *     -      *     -     *     -     *     -      *     -   1,365,680    1,365,680    1,433,964

    30       847,594     *     -     *     -      *     -     *     -     *     -      *     -   1,514,971    1,514,971    1,590,720

ASSUMPTIONS:

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)    GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

*UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                         $12,150 ANNUAL PREMIUM: $1,000,000 SPECIFIED AMOUNT
                        MALE: NON-TOBACCO PREFERRED, ISSUE AGE 55 FEMALE: NON-TOBACCO PREFERRED, ISSUE AGE 55

                                                  OPTION 2 CURRENT VALUES

                           0% HYPOTHETICAL             6% HYPOTHETICAL                         12% HYPOTHETICAL
                      GROSS INVESTMENT RETURN      GROSS INVESTMENT RETURN                 GROSS INVESTMENT RETURN
                      -----------------------      -----------------------                 -----------------------

             PREMIUMS
            PAID PLUS                  CASH                                 CASH                                   CASH
POLICY       INTEREST      CASH        SURR        DEATH        CASH        SURR        DEATH         CASH         SURR        DEATH
  YEAR          AT 5%     VALUE       VALUE      BENEFIT       VALUE       VALUE      BENEFIT        VALUE        VALUE      BENEFIT
  ----          -----     -----       -----      -------       -----       -----      -------        -----        -----      -------

     1       12,758       8,838           -    1,008,838       9,430           -    1,009,430       10,023          289    1,010,023

     2       26,153      17,503       7,013    1,017,503      19,232       8,742    1,019,232       21,033       10,543    1,021,033

     3       40,218      25,986      16,600    1,025,986      29,409      20,023    1,029,409       33,116       23,730    1,033,116

     4       54,986      36,419      27,585    1,036,419      42,173      33,339    1,042,173       48,645       39,811    1,048,645

     5       70,493      46,618      38,889    1,046,618      55,415      47,686    1,055,415       65,680       57,950    1,065,680

     6       86,775      56,597      49,972    1,056,597      69,163      62,538    1,069,163       84,382       77,756    1,084,382

     7      103,872      66,309      60,788    1,066,309      83,386      77,865    1,083,386      104,864       99,343    1,104,864

     8      121,823      75,752      71,335    1,075,752      98,097      93,680    1,098,097      127,299      122,882    1,127,299

     9      140,671      84,931      81,618    1,084,931     113,316     110,003    1,113,316      151,883      148,571    1,151,883

    10      160,462      93,842      91,081    1,093,842     129,056     126,295    1,129,056      178,824      176,063    1,178,824

    11      181,243     102,502     100,293    1,102,502     145,351     143,143    1,145,351      208,371      206,163    1,208,371

    12      203,063     110,954     109,298    1,110,954     162,266     160,609    1,162,266      240,829      239,172    1,240,829

    13      225,973     119,203     118,098    1,119,203     179,825     178,720    1,179,825      276,489      275,384    1,276,489

    14      250,030     127,250     126,698    1,127,250     198,054     197,502    1,198,054      315,673      315,121    1,315,673

    15      275,289     135,101     135,101    1,135,101     216,983     216,983    1,216,983      358,736      358,736    1,358,736

    16      301,810     143,714     143,714    1,143,714     238,078     238,078    1,238,078      408,367      408,367    1,408,367

    17      329,658     152,079     152,079    1,152,079     260,016     260,016    1,260,016      463,111      463,111    1,463,111

    18      358,899     160,056     160,056    1,160,056     282,687     282,687    1,282,687      523,357      523,357    1,523,357

    19      389,601     167,527     167,527    1,167,527     305,998     305,998    1,305,998      589,559      589,559    1,589,559

    20      421,839     174,386     174,386    1,174,386     329,866     329,866    1,329,866      662,230      662,230    1,662,230

    21      455,688     180,513     180,513    1,180,513     354,182     354,182    1,354,182      741,918      741,918    1,741,918

    22      491,230     185,732     185,732    1,185,732     378,777     378,777    1,378,777      829,172      829,172    1,829,172

    23      528,549     189,832     189,832    1,189,832     403,435     403,435    1,403,435      924,555      924,555    1,924,555

    24      567,734     192,554     192,554    1,192,554     427,877     427,877    1,427,877    1,028,642    1,028,642    2,028,642

    25      608,878     193,577     193,577    1,193,577     451,744     451,744    1,451,744    1,141,994    1,141,994    2,141,994

    26      652,080     191,940     191,940    1,191,940     473,995     473,995    1,473,995    1,264,549    1,264,549    2,264,549

    27      697,441     187,689     187,689    1,187,689     494,569     494,569    1,494,569    1,397,298    1,397,298    2,397,298

    28      745,071     180,327     180,327    1,180,327     512,838     512,838    1,512,838    1,540,755    1,540,755    2,540,755

    29      795,082     169,250     169,250    1,169,250     528,033     528,033    1,528,033    1,695,376    1,695,376    2,695,376

    30      847,594     153,755     153,755    1,153,755     539,236     539,236    1,539,236    1,861,543    1,861,543    2,861,543


ASSUMPTIONS:

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)    CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                                    $12,150 ANNUAL PREMIUM: $1,000,000 SPECIFIED AMOUNT
                   MALE: NON-TOBACCO PREFERRED, ISSUE AGE 55 FEMALE: NON-TOBACCO PREFERRED, ISSUE AGE 55

                                                OPTION 2 GUARANTEED VALUES

                           0% HYPOTHETICAL                   6% HYPOTHETICAL                         12% HYPOTHETICAL
                       GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN                 GROSS INVESTMENT RETURN

            PREMIUMS
           PAID PLUS                    CASH                                 CASH                                 CASH
POLICY      INTEREST        CASH        SURR        DEATH        CASH        SURR        DEATH         CASH       SURR        DEATH
  YEAR         AT 5%       VALUE       VALUE      BENEFIT       VALUE       VALUE      BENEFIT        VALUE      VALUE      BENEFIT
  ----         -----       -----       -----      -------       -----       -----      -------        -----      -----      -------

     1        12,758       7,631           -    1,007,631       8,184           -    1,008,184        8,739          -    1,008,739

     2        26,153      15,010       4,520    1,015,010      16,585       6,095    1,016,585       18,229      7,739    1,018,229

     3        40,218      22,113      12,727    1,022,113      25,183      15,797    1,025,183       28,517     19,131    1,028,517

     4        54,986      32,186      23,352    1,032,186      37,331      28,498    1,037,331       43,129     34,295    1,043,129

     5        70,493      41,869      34,140    1,041,869      49,763      42,033    1,049,763       58,982     51,253    1,058,982

     6        86,775      51,123      44,497    1,051,123      62,442      55,816    1,062,442       76,151     69,526    1,076,151

     7       103,872      59,893      54,372    1,059,893      75,315      69,794    1,075,315       94,703     89,182    1,094,703

     8       121,823      68,109      63,692    1,068,109      88,309      83,892    1,088,309      114,693    110,276    1,114,693

     9       140,671      75,677      72,364    1,075,677     101,321      98,008    1,101,321      136,155    132,842    1,136,155

    10       160,462      82,491      79,731    1,082,491     114,233     111,473    1,114,233      159,113    156,353    1,159,113

    11       181,243      88,437      86,229    1,088,437     126,907     124,699    1,126,907      183,582    181,374    1,183,582

    12       203,063      93,391      91,735    1,093,391     139,192     137,535    1,139,192      209,566    207,910    1,209,566

    13       225,973      97,225      96,120    1,097,225     150,919     149,815    1,150,919      237,062    235,957    1,237,062

    14       250,030      99,792      99,239    1,099,792     161,896     161,344    1,161,896      266,046    265,494    1,266,046

    15       275,289     100,901     100,901    1,100,901     171,870     171,870    1,171,870      296,440    296,440    1,296,440

    16       301,810     101,004     101,004    1,101,004     181,630     181,630    1,181,630      329,957    329,957    1,329,957

    17       329,658      99,039      99,039    1,099,039     189,713     189,713    1,189,713      364,827    364,827    1,364,827

    18       358,899      94,552      94,552    1,094,552     195,546     195,546    1,195,546      400,688    400,688    1,400,688

    19       389,601      87,013      87,013    1,087,013     198,443     198,443    1,198,443      437,043    437,043    1,437,043

    20       421,839      75,851      75,851    1,075,851     197,640     197,640    1,197,640      473,300    473,300    1,473,300

    21       455,688      60,486      60,486    1,060,486     192,317     192,317    1,192,317      508,782    508,782    1,508,782

    22       491,230      40,345      40,345    1,040,345     181,619     181,619    1,181,619      542,742    542,742    1,542,742

    23       528,549      14,859      14,859    1,014,859     164,644     164,644    1,164,644      574,351    574,351    1,574,351

    24       567,734     *     -     *     -      *     -     140,388     140,388    1,140,388      602,626    602,626    1,602,626

    25       608,878     *     -     *     -      *     -     107,640     107,640    1,107,640      626,316    626,316    1,626,316

    26       652,080     *     -     *     -      *     -      64,892      64,892    1,064,892      643,792    643,792    1,643,792

    27       697,441     *     -     *     -      *     -      10,320      10,320    1,010,320      652,995    652,995    1,652,995

    28       745,071     *     -     *     -      *     -     *     -     *     -      *     -      651,389    651,389    1,651,389

    29       795,082     *     -     *     -      *     -     *     -     *     -      *     -      636,103    636,103    1,636,103

    30       847,594     *     -     *     -      *     -     *     -     *     -      *     -      604,037    604,037    1,604,037


ASSUMPTIONS:

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)    GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

*UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

APPENDIX C: PERFORMANCE SUMMARY INFORMATION

The following performance tables display historical investments results of the underlying mutual fund sub-accounts. This information may be useful in helping potential investors in deciding which underlying mutual fund sub-accounts to choose and in assessing the competence of the underlying mutual funds' investment advisers. The performance figures shown be considered in light of the investment objectives and policies, characteristics and quality of the underlying portfolios of the underlying mutual funds, and the market conditions during the periods of time quoted. The performance figures should not be considered as estimates or predictions of future performance. Investment return and the principal value of the underlying mutual fund sub-accounts are not guaranteed and will fluctuate so that a policy owner's units, when redeemed, may be worth more or less than their original cost.


      THE BEST of AMERICA PROTECTION LAST SURVIVOR FPVUL PERFORMANCE TABLE
                                   CASH VALUES

                              ------------------------------------------------------------------------------------------------------
                                          1 YEAR TO        2 YEARS TO        3 YEARS TO        5 YEARS TO            10 YEARS TO
                                          03/31/02         03/31/02          03/31/02          03/31/02              03/31/02
------------------------------------------------------------------------------------------------------------------------------------
                              FUND               CASH             CASH               CASH                CASH                CASH
UNDERLYING INVESTMENT OPTIONS INCEPTION ACCUM    SURR.   ACCUM    SURR.     ACCUM    SURR.     ACCUM     SURR.     ACCUM     SURR.
                              DATE**    VALUE    VALUE   VALUE    VALUE     VALUE    VALUE     VALUE     VALUE     VALUE     VALUE
------------------------------------------------------------------------------------------------------------------------------------
American Century Variable     10/30/97  $16,786  $6,109  $29,896  $19,753  $45,271  $36,195        NA        NA        NA        NA
Portfolios, Inc. - American
Century VP Income & Growth
Fund: Class I

American Century Variable     05/01/94  $13,572  $2,895  $22,287  $12,144  $37,461  $28,385   $75,962   $68,488        NA        NA
Portfolios, Inc. - American
Century VP International
Fund: Class I

American Century Variable     05/01/96  $19,257  $8,579  $42,002  $31,859  $64,753  $55,677  $118,168  $110,694        NA        NA
Portfolios, Inc. - American
Century VP Value Fund: Class
I

Dreyfus Socially Responsible  10/06/93  $14,649  $3,972  $25,158  $15,015  $38,519  $29,444   $81,089   $73,615        NA        NA
Growth Fund, Inc.: Initial
Shares

Dreyfus Stock Index Fund,     09/29/89  $16,192  $5,515  $28,629  $18,486  $43,343  $34,268   $89,900   $82,426  $312,455  $309,786
Inc.: Initial Shares

Dreyfus Variable Investment   04/05/93  $16,762  $6,085  $31,535  $21,392  $47,462  $38,386   $96,561   $89,087        NA        NA
Fund - Appreciation
Portfolio: Initial Shares

Federated Insurance Series -  04/22/99  $16,981  $6,304  $35,854  $25,710       NA       NA        NA        NA        NA        NA
Federated Quality Bond Fund
II: Primary Shares


Fidelity VIP Equity-Income    10/09/86  $17,026  $6,349  $34,741  $24,598  $52,497  $43,421  $100,215   $92,741  $319,378  $316,709
Portfolio: Service Class

Fidelity VIP Growth           10/09/86  $15,786  $5,109  $26,307  $16,163  $41,043  $31,967   $92,221   $84,747  $314,798  $312,129
Portfolio: Service Class

Fidelity VIP High Income      09/19/85  $14,163  $3,486  $25,416  $15,272  $36,621  $27,545   $63,859   $56,385  $161,477  $158,808
Portfolio: Service Class

Fidelity VIP II Contrafund(R) 01/03/95  $16,819  $6,142  $29,462  $19,318  $45,338  $36,262   $95,746   $88,272        NA        NA
Portfolio: Service Class

Fidelity VIP III Growth       01/03/95  $16,224  $5,547  $27,314  $17,171  $39,164  $30,089   $74,783   $67,309        NA        NA
Opportunities Portfolio:
Service Class

Fidelity VIP Overseas         01/28/87  $14,436  $3,758  $24,608  $14,464  $39,139  $30,064   $74,772   $67,298  $204,677  $202,008
Portfolio: Service Class


GVIT Comstock GVIT Value      10/31/97  $16,062  $5,384  $27,730  $17,586  $42,350  $33,274        NA        NA        NA        NA
Fund: Class I

GVIT Dreyfus GVIT Mid Cap     10/31/97  $19,264  $8,587  $36,604  $26,461  $60,707  $51,631        NA        NA        NA        NA
Index Fund: Class I

GVIT Federated GVIT High      10/31/97  $16,530  $5,853  $32,992  $22,849  $48,602  $39,526        NA        NA        NA        NA
Income Bond Fund: Class I

GVIT Gartmore GVIT Emerging   08/30/00  $17,993  $7,316       NA       NA       NA       NA        NA        NA        NA        NA
Markets Fund: Class I

GVIT Gartmore GVIT Global     06/30/00  $14,351  $3,674       NA       NA       NA       NA        NA        NA        NA        NA
Technology and
Communications Fund: Class I

GVIT Gartmore GVIT            11/08/82  $16,936  $6,259  $35,932  $25,788  $54,815  $45,739  $101,476   $94,002  $246,171  $243,501
Government Bond Fund: Class
I

GVIT Gartmore GVIT Growth     04/15/92  $16,081  $5,403  $24,350  $14,207  $32,945  $23,869   $61,048   $53,574        NA        NA
Fund: Class I

GVIT Gartmore GVIT            08/30/00  $13,232  $2,554       NA       NA       NA       NA        NA        NA        NA        NA
International Growth Fund:
Class I

GVIT Gartmore GVIT Money      11/10/81  $16,658  $5,981  $34,190  $24,047  $52,427  $43,351   $95,531   $88,057  $218,348  $215,678
Market Fund: Class I



GVIT Gartmore GVIT Total      11/08/82  $17,005  $6,328  $31,386  $21,242  $46,479  $37,403   $89,551   $82,077  $279,537  $276,868
Return Fund: Class I

GVIT Gartmore GVIT Worldwide  10/31/97  $15,598  $4,921  $26,491  $16,348  $39,973  $30,898        NA        NA        NA        NA
Leaders Fund: Class I

GVIT GVIT Small Cap Growth:   05/03/99  $16,842  $6,165  $26,422  $16,279       NA       NA        NA        NA        NA        NA
Class I

GVIT GVIT Small Cap Value:    10/31/97  $18,593  $7,916  $39,602  $29,458  $71,909  $62,833        NA        NA        NA        NA
Class I

GVIT GVIT Small Company       10/23/95  $17,737  $7,060  $32,090  $21,947  $57,450  $48,374  $113,374  $105,900        NA        NA
Fund: Class I

GVIT J.P. Morgan GVIT         10/31/97  $16,481  $5,803  $31,612  $21,468  $46,801  $37,725        NA        NA        NA        NA
Balanced Fund: Class I

GVIT MAS GVIT Multi Sector    10/31/97  $16,674  $5,997  $34,197  $24,054  $52,064  $42,989        NA        NA        NA        NA
Bond Fund: Class I

GVIT Strong GVIT Mid Cap      10/31/97  $14,453  $3,776  $22,019  $11,875  $37,647  $28,571        NA        NA        NA        NA
Growth Fund: Class I


Janus Aspen Series - Capital  05/01/97  $15,014  $4,337  $23,708  $13,564  $37,086  $28,010        NA        NA        NA        NA
Appreciation Portfolio:
Service Shares

Janus Aspen Series - Global   01/18/00  $13,176  $2,499  $18,682   $8,538       NA       NA        NA        NA        NA        NA
Technology Portfolio:
Service Shares

Janus Aspen Series -          05/02/94  $14,561  $3,883  $23,188  $13,045  $41,195  $32,120   $86,694   $79,220        NA        NA
International Growth
Portfolio: Service Shares


                              ---------------------
                                   INCEPTION TO
                                   03/31/02
---------------------------------------------------
                                            CASH
UNDERLYING INVESTMENT OPTIONS    ACCUM      SURR.
                                 VALUE      VALUE
---------------------------------------------------
American Century Variable        $91,993    $84,519
Portfolios, Inc. - American
Century VP Income & Growth
Fund: Class I

American Century Variable       $154,077   $149,807
Portfolios, Inc. - American
Century VP International
Fund: Class I

American Century Variable       $148,324   $141,918
Portfolios, Inc. - American
Century VP Value Fund: Class
I


Dreyfus Socially Responsible    $217,868   $214,665
Growth Fund, Inc.: Initial
Shares

Dreyfus Stock Index Fund,       $497,100   $496,033
Inc.: Initial Shares

Dreyfus Variable Investment     $276,900   $273,696
Fund - Appreciation
Portfolio: Initial Shares

Federated Insurance Series -     $54,371    $45,295
Federated Quality Bond Fund
II: Primary Shares

Fidelity VIP Equity-Income      $763,404   $763,404
Portfolio: Service Class

Fidelity VIP Growth             $834,524   $834,524
Portfolio: Service Class

Fidelity VIP High Income        $421,483   $421,483
Portfolio: Service Class

Fidelity VIP II Contrafund(R)   $196,726   $192,455
Portfolio: Service Class

Fidelity VIP III Growth         $145,209   $140,939
Opportunities Portfolio:
Service Class

Fidelity VIP Overseas           $410,248   $410,248
Portfolio: Service Class


GVIT Comstock GVIT Value         $81,869    $74,395
Fund: Class I

GVIT Dreyfus GVIT Mid Cap       $114,959   $107,484
Index Fund: Class I

GVIT Federated GVIT High         $89,188    $81,714
Income Bond Fund: Class I

GVIT Gartmore GVIT Emerging      $32,869    $22,725
Markets Fund: Class I

GVIT Gartmore GVIT Global        $17,952     $7,809
Technology and
Communications Fund: Class I

GVIT Gartmore GVIT              $785,622   $785,622
Government Bond Fund: Class
I

GVIT Gartmore GVIT Growth       $186,782   $184,113
Fund: Class I




GVIT Gartmore GVIT               $25,441    $15,298
International Growth Fund:
Class I

GVIT Gartmore GVIT Money        $642,747   $642,747
Market Fund: Class I

GVIT Gartmore GVIT Total      $1,210,602 $1,210,602
Return Fund: Class I

GVIT Gartmore GVIT Worldwide     $78,932    $71,458
Leaders Fund: Class I

GVIT GVIT Small Cap Growth:      $50,677    $41,602
Class I

GVIT GVIT Small Cap Value:      $136,542   $129,068
Class I

GVIT GVIT Small Company         $187,823   $182,484
Fund: Class I

GVIT J.P. Morgan GVIT            $83,727    $76,253
Balanced Fund: Class I

GVIT MAS GVIT Multi Sector       $92,496    $85,021
Bond Fund: Class I

GVIT Strong GVIT Mid Cap         $83,668    $76,194
Growth Fund: Class I


Janus Aspen Series - Capital     $94,350    $86,876
Appreciation Portfolio:
Service Shares

Janus Aspen Series - Global      $31,764    $22,688
Technology Portfolio:
Service Shares

Janus Aspen Series -            $202,277   $198,006
International Growth
Portfolio: Service Shares

      THE BEST of AMERICA PROTECTION LAST SURVIVOR FPVUL PERFORMANCE TABLE
                                   CASH VALUES


                              ------------------------------------------------------------------------------------------------------
                                         1 YEAR TO        2 YEARS TO        3 YEARS TO        5 YEARS TO           10 YEARS TO
                                         03/31/02         03/31/02          03/31/02          03/31/02             03/31/02
------------------------------------------------------------------------------------------------------------------------------------
                              FUND               CASH             CASH              CASH               CASH                CASH
UNDERLYING INVESTMENT OPTIONS INCEPTION ACCUM    SURR.   ACCUM    SURR.    ACCUM    SURR.    ACCUM     SURR.     ACCUM     SURR.
                              DATE**    VALUE    VALUE   VALUE    VALUE    VALUE    VALUE    VALUE     VALUE     VALUE     VALUE
------------------------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT          11/03/97  $16,875  $6,197  $32,339  $22,196  $50,192  $41,116        NA        NA        NA        NA
Guardian Portfolio

Neuberger Berman AMT Mid-Cap  11/03/97  $15,902  $5,225  $24,553  $14,410  $42,269  $33,194        NA        NA        NA        NA
Growth Portfolio

Neuberger Berman AMT          03/22/94  $17,309  $6,632  $33,373  $23,229  $50,303  $41,227   $93,722   $86,248        NA        NA
Partners Portfolio

Oppenheimer Variable Account  08/15/86  $14,273  $3,596  $21,478  $11,334  $37,299  $28,223   $81,116   $73,642  $262,052  $259,382
Funds - Oppenheimer
Aggressive Growth Fund/VA:
Initial Class

Oppenheimer Variable Account  04/03/85  $15,291  $4,614  $27,032  $16,889  $45,207  $36,131  $100,202   $92,728  $362,164  $359,495
Funds - Oppenheimer Capital
Appreciation Fund/VA:
Initial Class

Oppenheimer Variable Account  06/30/95  $17,119  $6,441  $30,216  $20,073  $53,701  $44,625  $113,596  $106,122  $356,605  $353,935
Funds - Oppenheimer Global
Securities Fund/VA: Initial
Class

Oppenheimer Variable Account  07/05/95  $16,477  $5,800  $29,383  $19,240  $45,117  $36,041   $86,048   $78,574        NA        NA
Funds - Oppenheimer Main
Street Growth & Income
Fund/VA: Initial Class

Strong Opportunity Fund II,   06/30/95  $16,670  $5,993  $32,017  $21,874  $53,816  $44,741  $112,756  $105,282        NA        NA
Inc

The Universal Institutional   06/16/97  $18,871  $8,194  $38,313  $28,169  $63,975  $54,899        NA        NA        NA        NA
Funds, Inc. - Emerging
Markets Debt Portfolio

The Universal Institutional   10/18/99  $14,386  $3,709  $23,036  $12,892       NA       NA        NA        NA        NA        NA
Funds, Inc. -Mid Cap Growth
Portfolio
The Universal Institutional   07/03/95  $19,465  $8,788  $43,660  $33,517  $67,976  $58,900  $117,851  $110,377        NA        NA
Funds, Inc. -U.S. Real
Estate Portfolio


                              ---------------------
                                 INCEPTION TO
                                 03/31/02
---------------------------------------------------
                                          CASH
UNDERLYING INVESTMENT OPTIONS  ACCUM      SURR.
                               VALUE      VALUE
---------------------------------------------------
Neuberger Berman AMT            $101,519    $94,045
Guardian Portfolio

Neuberger Berman AMT Mid-Cap     $96,705    $89,231
Growth Portfolio

Neuberger Berman AMT            $226,360   $223,157
Partners Portfolio

Oppenheimer Variable Account    $685,751   $685,751
Funds - Oppenheimer
Aggressive Growth Fund/VA:
Initial Class

Oppenheimer Variable Account  $1,068,036 $1,068,036
Funds - Oppenheimer Capital
Appreciation Fund/VA:
Initial Class

Oppenheimer Variable Account    $464,660   $463,059
Funds - Oppenheimer Global
Securities Fund/VA: Initial
Class

Oppenheimer Variable Account    $147,047   $141,709
Funds - Oppenheimer Main
Street Growth & Income
Fund/VA: Initial Class

Strong Opportunity Fund II,     $373,595   $370,925
Inc

The Universal Institutional     $104,754    $97,280
Funds, Inc. - Emerging
Markets Debt Portfolio

The Universal Institutional      $42,616    $33,540
Funds, Inc. -Mid Cap Growth
Portfolio
The Universal Institutional     $184,943   $179,604
Funds, Inc. -U.S. Real
Estate Portfolio


**The underlying mutual fund Inception Date is the date the underlying mutual fund first became effective, which is not necessarily the same date the underlying mutual fund was first made available through the variable account.





For those underlying mutual funds which have not been offered as sub-accounts through the variable account for one of the quoted periods, the total return figures will show the investment performance that the underlying mutual funds would have achieved (reduced by the current asset charge and fund investment advisory fees and expenses) had they been offered as sub-accounts through the variable account for the period quoted. Certain underlying mutual funds are not as old as some of the periods quoted, therefore, total return figures may not be available for all of the periods shown.

The preceding table displays three types of total return. Simply stated, total return shows the percent change in unit values, with dividends and capital gains reinvested, after the deduction of the current asset charge (and the deduction of applicable investment advisory fees and other expenses of the underlying mutual funds). The total return figures shown in the Annual Percentage Change and Annualized Percentage Change columns represent annualized figures, i.e., they show the rate of growth that would have produced the corresponding cumulative return had performance been constant over the entire period quoted. The Non-Annualized Percentage Change total return figures are not annual return figures but instead represent the total percentage change in unit value over the stated periods without annualization. THE TOTAL RETURN FIGURES DO NOT TAKE INTO ACCOUNT THE SEVERAL OTHER POLICY CHARGES WHICH ARE DESCRIBED IN THE "POLICY CHARGES" SECTION. THESE OTHER CHARGES INCLUDE COST OF INSURANCE CHARGES AND SURRENDER CHARGES.

The GVIT Gartmore GVIT Investor Destinations Conservative Fund, GVIT Gartmore GVIT Investor Destinations Moderately Conservative Fund, GVIT Gartmore GVIT Investor Destinations Moderate Fund, GVIT Gartmore GVIT Investor Destinations Moderately Aggressive Fund, and GVIT Gartmore GVIT Investor Destinations Aggressive Fund were added to the variable account on January 25, 2002. Therefore, no performance information is available.

      THE BEST of AMERICA PROTECTION LAST SURVIVOR FPVUL PERFORMANCE TABLE
                                   CASH VALUES

                                 ------------------------------------------------------------------------------------------

                                                      Annual Percentage Change        Non Annualized Percentage Change
---------------------------------------------------------------------------------------------------------------------------
                                 Fund      Unit                                     1 mo       1 Yr     2 Yrs      3 Yrs.
UNDERLYING INVESTMENT OPTIONS  Inception  Values       1999      2000       2001      To        to        to          to
                                Date**   03/31/02                                 03/31/02   03/31/02  03/31/02   03/31/02
---------------------------------------------------------------------------------------------------------------------------

American Century Variable        10/30/97 12.40       18.02    -10.62     -8.35      4.00      3.34     -17.65     -4.12
Portfolios, Inc. - American
Century VP Income & Growth
Fund: Class I

American Century Variable        05/01/94 11.26       64.04    -16.83    -29.17      4.97    -15.03     -44.37     -6.65
Portfolios, Inc. - American
Century VP International Fund:
Class I

American Century Variable        05/01/96 14.24       -0.85     18.14     12.82      2.80     17.67      40.14     41.79
Portfolios, Inc. - American
Century VP Value Fund: Class I


Dreyfus Socially Responsible     10/06/93 11.35       30.08    -11.03    -22.57      5.25     -9.00     -34.05    -16.87
Growth Fund, Inc.: Initial
Shares

Dreyfus Stock Index Fund, Inc.:  09/29/89 12.35       20.60     -9.28    -12.18      3.74     -0.06     -21.91     -8.18
Initial Shares

Dreyfus Variable Investment      04/05/93 13.43       11.46     -0.65     -9.31      2.99      3.32      -8.07     -0.25
Fund - Appreciation Portfolio:
Initial Shares


Federated Insurance Series -     04/22/99 11.74          NA     10.45      8.01     -1.70      4.32      16.84        NA
Federated Quality Bond Fund II:
Primary Shares


Fidelity VIP Equity-Income       10/09/86 12.65        6.25      8.30     -5.09      4.33      4.93       9.51     11.09
Portfolio: Service Class

Fidelity VIP Growth Portfolio:   10/09/86 13.84       37.29    -11.07    -17.73      4.85     -2.44     -33.44     -8.44
Service Class

Fidelity VIP High Income         09/19/85 7.06         8.07    -22.61    -11.90      1.42    -11.50     -29.05    -29.69
Portfolio: Service Class

Fidelity VIP II Contrafund(R)    01/28/87 10.40       42.46    -19.15    -21.27      5.03     -9.87     -35.41    -10.18
Portfolio: Service Class

Fidelity VIP III Growth          01/03/95 13.57       24.15     -6.71    -12.36      3.33      3.70     -20.22     -0.99
Opportunities Portfolio:
Service Class

Fidelity VIP Overseas            01/03/95 9.11         4.18    -17.18    -14.44      2.98      0.03     -29.86    -25.79
Portfolio: Service Class


GVIT Comstock GVIT Value Fund:   10/31/97 10.79       18.49    -10.62    -12.15      3.44     -0.75     -26.33     -8.93
Class I

GVIT Dreyfus GVIT Mid Cap Index  10/31/97 16.21       20.92     15.21     -1.30      7.03     17.87       7.86     49.23
Fund: Class I

GVIT Federated GVIT High Income  10/31/97 10.75        3.19     -8.28      4.22      2.36      2.18       2.44     -1.79
Bond Fund: Class I

GVIT Gartmore GVIT Emerging      08/30/00 9.24           NA        NA     -5.18      6.45     11.44         NA        NA
Markets Fund: Class I

GVIT Gartmore GVIT Global        06/30/00 3.13           NA        NA    -42.72      7.61    -11.37         NA        NA
Technology and Communications
Fund: Class I

GVIT Gartmore GVIT Government    11/08/82 12.79       -2.35     12.54      7.25     -2.14      4.07      17.50     18.71
Bond Fund: Class I

GVIT Gartmore GVIT Growth Fund:  04/15/92 7.09         4.28    -26.53    -28.13      4.81     -0.76     -47.44    -46.09
Class I

GVIT Gartmore GVIT               08/30/00 6.46           NA        NA    -28.65      2.74    -17.02         NA        NA
International Growth Fund:
Class I

GVIT Gartmore GVIT Money Market  11/10/81 12.16        4.85      6.03      3.60      0.10      2.57       8.72     14.21
Fund: Class I

GVIT Gartmore GVIT Total Return  11/08/82 11.37        6.94     -2.12    -11.82      3.79      4.87     -10.48     -5.49
Fund: Class I

GVIT Gartmore GVIT Worldwide     10/31/97 10.37       22.92    -12.32    -18.81      7.81     -3.34     -31.17    -16.03
Leaders Fund: Class I

GVIT GVIT Small Cap Growth:      05/03/99 14.57          NA    -16.17    -10.84      5.92      3.38     -38.48        NA
Class I

GVIT GVIT Small Cap Value:       10/31/97 18.36       27.84     11.20     28.28     11.16     14.20      30.44     98.18
Class I

GVIT GVIT Small Company Fund:    10/23/95 15.33       44.02      8.90     -6.70      6.91      9.01      -9.56     55.92
Class I

GVIT J.P. Morgan GVIT Balanced   10/31/97 10.40        0.87     -0.35     -3.67      1.47      1.48      -5.83     -4.68
Fund: Class I

GVIT MAS GVIT Multi Sector Bond  10/31/97 11.49        1.56      5.65      4.19     -0.83      2.70       8.77     12.18
Fund: Class I






GVIT Strong GVIT Mid Cap Growth  10/31/97 12.22       84.75    -15.38    -30.31     11.83    -10.14     -51.36     -4.42
Fund: Class I


Janus Aspen Series - Capital     05/01/97 6.33        66.95    -19.35    -21.83      3.80     -6.88     -44.13    -16.61
Appreciation Portfolio: Service
Shares

Janus Aspen Series - Global      01/18/00 3.85           NA        NA    -37.31      7.93    -17.37     -64.19        NA
Technology Portfolio: Service
Shares

Janus Aspen Series -             05/02/94 6.25        82.31    -16.97    -23.43      4.93     -9.22     -44.68     10.37
International Growth Portfolio:
Service Shares


Neuberger Berman AMT Guardian    11/03/97 15.35       14.93      1.13     -1.51      4.66      3.93      -3.66     11.54
Portfolio

Neuberger Berman AMT Mid-Cap     11/03/97 14.71       53.89     -7.46    -24.64      6.72     -1.83     -44.60      8.92
Growth Portfolio


                               --------------------------------------------------
                                                                  Annualized
                             Non Annualized Percentage Change  Percentage Change
--------------------------------------------------------------------------------
                                  5 yrs.  Inception  3 Yrs.     5 yrs.  Inception
UNDERLYING INVESTMENT OPTIONS        to       to       to          to        To
                                 03/31/02 03/31/02  03/31/02   03/31/02 03/31/02
--------------------------------------------------------------------------------

American Century Variable            NA     33.67      -1.39        NA      6.79
Portfolios, Inc. - American
Century VP Income & Growth
Fund: Class I

American Century Variable         26.89     62.93      -2.27      4.88      6.36
Portfolios, Inc. - American
Century VP International Fund:
Class I

American Century Variable         79.09    101.59      12.34     12.36     12.59
Portfolios, Inc. - American
Century VP Value Fund: Class I


Dreyfus Socially Responsible      46.21    159.10      -5.97      7.89     11.88
Growth Fund, Inc.: Initial
Shares

Dreyfus Stock Index Fund, Inc.:   59.96    316.08      -2.80      9.85     12.08
Initial Shares

Dreyfus Variable Investment       66.72    217.13      -0.08     10.76     13.70
Fund - Appreciation Portfolio:
Initial Shares


Federated Insurance Series -         NA     16.55         NA        NA      5.35
Federated Quality Bond Fund II:
Primary Shares


Fidelity VIP Equity-Income        60.14    488.04       3.57      9.87     12.13
Portfolio: Service Class

Fidelity VIP Growth Portfolio:    75.17    602.72      -2.90     11.86     13.43
Service Class

Fidelity VIP High Income         -16.95    200.03     -11.08     -3.65      6.87
Portfolio: Service Class

Fidelity VIP II Contrafund(R)     12.34    146.50      -3.51      2.35      6.13
Portfolio: Service Class

Fidelity VIP III Growth           71.14    185.12      -0.33     11.34     15.57
Opportunities Portfolio:
Service Class

Fidelity VIP Overseas             17.98     85.55      -9.46      3.36      8.91
Portfolio: Service Class


GVIT Comstock GVIT Value Fund:       NA      9.82      -3.07        NA      2.14
Class I

GVIT Dreyfus GVIT Mid Cap Index      NA     61.50      14.27        NA     11.46
Fund: Class I

GVIT Federated GVIT High Income      NA     10.00      -0.60        NA      2.18
Bond Fund: Class I

GVIT Gartmore GVIT Emerging          NA    -20.27         NA        NA  -  13.31
Markets Fund: Class I

GVIT Gartmore GVIT Global            NA    -61.00         NA        NA  -  41.61
Technology and Communications
Fund: Class I

GVIT Gartmore GVIT Government     41.02    397.19       5.88      7.12      8.62
Bond Fund: Class I

GVIT Gartmore GVIT Growth Fund:   -6.60     78.71     -18.61     -1.36      6.00
Class I

GVIT Gartmore GVIT                   NA    -39.73         NA        NA  -  27.33
International Growth Fund:
Class I

GVIT Gartmore GVIT Money Market   26.46    265.42       4.53      4.81      6.56
Fund: Class I

GVIT Gartmore GVIT Total Return   43.94   1009.68      -1.86      7.56     13.21
Fund: Class I

GVIT Gartmore GVIT Worldwide         NA      4.89      -5.66        NA      1.09
Leaders Fund: Class I




GVIT GVIT Small Cap Growth:          NA     45.72         NA        NA     13.82
Class I

GVIT GVIT Small Cap Value:           NA     80.63      25.61        NA     14.32
Class I

GVIT GVIT Small Company Fund:     89.55    152.68      15.96     13.64     15.49
Class I

GVIT J.P. Morgan GVIT Balanced       NA      5.55      -1.58        NA      1.23
Fund: Class I

GVIT MAS GVIT Multi Sector Bond      NA     16.06       3.91        NA      3.43
Fund: Class I

GVIT Strong GVIT Mid Cap Growth      NA     24.85      -1.50        NA      5.15
Fund: Class I


Janus Aspen Series - Capital         NA    107.09      -5.88        NA     15.97
Appreciation Portfolio: Service
Shares

Janus Aspen Series - Global          NA    -61.43         NA        NA  -  35.13
Technology Portfolio: Service
Shares

Janus Aspen Series -              48.52    156.11       3.34      8.23     12.62
International Growth Portfolio:
Service Shares


Neuberger Berman AMT Guardian        NA     61.43       3.71        NA     11.48
Portfolio

Neuberger Berman AMT Mid-Cap         NA     72.39       2.89        NA     13.15
Growth Portfolio

      THE BEST OF AMERICA PROTECTION LAST SURVIVOR FPVUL PERFORMANCE TABLE
                                  CASH VALUES


Neuberger Berman AMT Partners    03/22/94 11.25      7.37    0.70   -2.83    5.54    6.62     0.02    5.93   46.39  155.07     1.94
Portfolio


Oppenheimer Variable Account     08/15/86 11.94     83.60  -11.24  -31.27    6.27  -11.12   -53.95   -3.16   51.18  503.85    -1.07
Funds - Oppenheimer Aggressive
Growth Fund/VA: Initial Class

Oppenheimer Variable Account     04/03/85 14.88     41.66   -0.23  -12.58    5.37   -5.31   -26.09   12.59   90.30  827.52     4.03
Funds - Oppenheimer Capital
Appreciation Fund/VA: Initial
Class

Oppenheimer Variable Account     06/30/95 8.61      58.48    5.09  -12.04    5.87    5.44   -17.67   44.27   98.54  288.98    12.99
Funds - Oppenheimer Global
Securities Fund/VA: Initial
Class

Oppenheimer Variable Account     07/05/95 10.64     21.71   -8.78  -10.16    3.84    1.66   -18.99   -2.17   39.61  133.94    -0.73
Funds - Oppenheimer Main Street
Growth & Income Fund/VA:
Initial Class


Strong Opportunity Fund II, Inc  06/30/95 9.67      34.91    6.35   -3.48    5.16    3.00    -4.18   34.58  105.07  348.99    10.41



The Universal Institutional      06/16/97 12.05     29.37   11.39   10.10    0.41   15.76    20.79   59.13      NA   21.45    16.75
Funds, Inc. - Emerging Markets
Debt Portfolio

The Universal Institutional      10/18/99 5.89         NA   -7.33  -29.31    4.89  -10.58   -45.09      NA      NA  -13.08       NA
Funds, Inc. -Mid Cap Growth
Portfolio

The Universal Institutional      07/03/95 12.90     -3.37   28.06    9.84    5.45   19.07    47.87   51.88   55.95  138.54    14.95
Funds, Inc. -U.S. Real Estate
Portfolio



Neuberger Berman AMT Partners       7.92   12.38
Portfolio


Oppenheimer Variable Account        8.62   12.20
Funds - Oppenheimer Aggressive
Growth Fund/VA: Initial Class

Oppenheimer Variable Account       13.73   14.01
Funds - Oppenheimer Capital
Appreciation Fund/VA: Initial
Class

Oppenheimer Variable Account       14.70   12.67
Funds - Oppenheimer Global
Securities Fund/VA: Initial
Class

Oppenheimer Variable Account        6.90   13.45
Funds - Oppenheimer Main Street
Growth & Income Fund/VA:
Initial Class


Strong Opportunity Fund II, Inc    15.45   16.39



The Universal Institutional           NA    4.14
Funds, Inc. - Emerging Markets
Debt Portfolio

The Universal Institutional           NA   -5.56
Funds, Inc. -Mid Cap Growth
Portfolio

The Universal Institutional         9.29   13.76
Funds, Inc. -U.S. Real Estate
Portfolio

**The underlying mutual fund Inception Date is the date the underlying mutual fund first became effective, which is not necessarily the same date the underlying mutual fund was first made available through the variable account. For those underlying mutual funds which have not been offered as sub-accounts through the variable account for one of the quoted periods, the total return figures will show the investment performance that the underlying mutual funds would have achieved (reduced by the current asset charge and fund investment advisory fees and expenses) had they been offered as sub-accounts through the variable account for the period quoted. Certain underlying mutual funds are not as old as some of the periods quoted, therefore, total return figures may not be available for all of the periods shown.

The preceding table displays three types of total return. Simply stated, total return shows the percent change in unit values, with dividends and capital gains reinvested, after the deduction of the current asset charge (and the deduction of applicable investment advisory fees and other expenses of the underlying mutual funds). The total return figures shown in the Annual Percentage Change and Annualized Percentage Change columns represent annualized figures, i.e., they show the rate of growth that would have produced the corresponding cumulative return had performance been constant over the entire period quoted. The Non-Annualized Percentage Change total return figures are not annual return figures but instead represent the total percentage change in unit value over the stated periods without annualization. THE TOTAL RETURN FIGURES DO NOT TAKE INTO ACCOUNT THE SEVERAL OTHER POLICY CHARGES WHICH ARE DESCRIBED IN THE "POLICY CHARGES" SECTION. THESE OTHER CHARGES INCLUDE COST OF INSURANCE CHARGES AND SURRENDER CHARGES.

The GVIT Gartmore GVIT Investor Destinations Conservative Fund, GVIT Gartmore GVIT Investor Destinations Moderately Conservative Fund, GVIT Gartmore GVIT Investor Destinations Moderate Fund, GVIT Gartmore GVIT Investor Destinations Moderately Aggressive Fund, and GVIT Gartmore GVIT Investor Destinations Aggressive Fund were added to the variable account on January 25, 2002. Therefore, no performance information is available.

PART II - OTHER INFORMATION

CONTENTS OF REGISTRATION STATEMENT

This Form S-6 Registration Statement comprises the following papers and documents:

   -     The facing sheet.
   -     Cross-reference to items required by Form N-8B-2.
   -     The prospectus consisting of __ pages.
   -     Representations and Undertakings.
   -     Signatures.

The following exhibits required by Forms N-8B-2 and S-6:


1.   Power of Attorney dated April 1, 2002.            Attached hereto.

2.   Resolution of the Depositor's Board of            Filed previously in connection with Securities and Exchange Commission
     Directors authorizing the establishment of        File No. 333-31725 and is hereby incorporated by reference.
     the Registrant, adopted

3.   Distribution Contracts                            Filed previously in connection with Securities and Exchange Commission
                                                       File No. 333-66572 (Post-Effective Amendment No. 1) and is hereby incorporated by reference.

4.   Form of Security                                  Filed previously in connection with Securities and Exchange Commission
                                                       File No. 333-83010 and is hereby incorporated by reference.

5.   Articles of Incorporation of Depositor            Filed previously in connection with Securities and Exchange Commission
                                                       File No. 333-27133 and is hereby incorporated by reference.

6.   Application form of Security                      Filed previously in connection with Securities and Exchange Commission
                                                       File No. 333-83010 and is hereby incorporated by reference.

7.   Opinion of Counsel                                Filed previously in connection with Securities and Exchange Commission
                                                       File No. 333-83010 and is hereby incorporated by reference.

8.   Code of Ethics Applicable to the Separate         Filed previously in connection with Securities and Exchange Commission
     Account                                           File No. 333-69160 and is hereby incorporated by reference..


REPRESENTATIONS AND UNDERTAKINGS

The Registrant and Nationwide hereby make the following representations and undertakings:
(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and Nationwide elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the policies described in the prospectus. The policies have been designed in a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).
(b) Paragraph (b)(13)(iii)(F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by Nationwide under the policies. Nationwide represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by Nationwide, and will be made available to the Securities and Exchange Commission (the "SEC") on request.
(c) Nationwide has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the SEC on request a memorandum setting forth the basis for this representation.
(d) Nationwide represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of Nationwide, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.
(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the SEC such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the SEC heretofore or hereafter duly adopted pursuant to authority conferred in that section.
(f) The fees and charges deducted under the policy in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Nationwide.

                         INDEPENDENT AUDITORS' CONSENT



The Board of Directors of Nationwide Life Insurance Company and
Contract Owners of Nationwide VLI Separate Account-4:


We consent to the use of our reports for Nationwide VLI Separate Account-4 dated February 20, 2002 and for Nationwide Life Insurance Company and subsidiaries dated January 29, 2002, included herein, and to the reference to our firm under the heading "Independent Certified Public Accountants" in the Prospectus (File No. 333-83010). Our report for Nationwide Life Insurance Company and subsidiaries refers to a change to the method of accounting for derivative instruments and hedging activities, and for purchased or retained interests in securitized financial assets.


KPMG LLP
Columbus, Ohio
May 21, 2002




SIGNATURES

As required by the Securities Act of 1933, the Registrant, Nationwide VLI Separate Account-4 has caused this Pre-Effective Amendment No. 1 Registration Statement to be signed on its behalf in the City of Columbus, and the State of Ohio, on this 21st day of May, 2002.




                                                             NATIONWIDE VLI SEPARATE ACCOUNT-4
                                                     --------------------------------------------------
                                                                        (Registrant)
(Seal)                                                        NATIONWIDE LIFE INSURANCE COMPANY
                                                     --------------------------------------------------
Attest:                                                                  (Depositor)

By:          /s/ GLENN W. SODEN                      By:               /s/STEVEN SAVINI
----------------------------------------------       --------------------------------------------------
                  Glenn W. Soden                                        Steven Savini
                Assistant Secretary



Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 21st day of May, 2002.




W. G. JURGENSEN                   Director and Chief Executive Officer
-------------------------------
W. G. Jurgensen

JOSEPH J. GASPER                       Director and President and
-------------------------------          Chief Operating Officer
Joseph J. Gasper

MICHAEL S. HELFER                        Director and Executive
-------------------------------     Vice President-Corporate Strategy
Michael S. Helfer

DONNA A. JAMES                         Director and Executive Vice
-------------------------------  President-Chief Administrative Officer
Donna A. James

ROBERT A. OAKLEY                       Director and Executive Vice
-------------------------------     President-Chief Financial Officer
Robert A. Oakley

ROBERT A. WOODWARD, JR                 Director and Executive Vice
-------------------------------    President-Chief Investment Officer
Robert A. Woodward, Jr.

GALEN R. BARNES                                 Director
-------------------------------
Galen R. Barnes

                                                                            By /s/ STEVEN SAVINI
                                                                    --------------------------------
                                                                               Steven Savini
                                                                              Attorney-in-Fact
